Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE PROVIDES AN UPDATE ON YEAR-TO-DATE EXPLORATION RESULTS: DETOUR LAKE RETURNING HIGH GRADE INTERCEPTS UP TO 2 KM AWAY FROM CURRENT OPEN PIT; EAST GOULDIE DELIVERING SOLID INFILL CONVERSION RESULTS AND STEP-OUT DRILLING TO THE EAST AND WEST; HOPE BAY RETURNING WIDE HIGH GRADE INTERSECTIONS BELOW THE DORIS DEPOSIT; EXPLORATION OF AMALGAMATED KIRKLAND DEPOSIT IN KIRKLAND LAKE ADVANCING FROM SURFACE AND UNDERGROUND

Toronto (August 11, 2022) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") is pleased to provide an update on exploration activities at several projects and select mine sites. The Company's exploration focus remains on pipeline projects, near-mine opportunities and mineral reserve and mineral resource replacement and growth. Exploration highlights during the first half of 2022 include:

•	Detour Lake – Conversion and expansion drilling continue to return promising results within and immediately adjacent to the current open pit, representing an opportunity to further optimize the recently updated mine plan. By the end of June 2022, more than 84,660 metres of drilling had been completed since the closure of the database in early February 2022 in connection with the most recent mineral resource estimate. Highlight intercepts of 1.1 grams per tonne ("g/t") gold over 55.9 metres at 354 metres depth and 1.4 g/t gold over 78.9 metres at 565 metres depth in hole DLM-22-425 in the Saddle Zone demonstrate the potential to deepen the pit and extend it further north. Step-out drilling returned 32.3 g/t gold over 4.8 metres at 955 metres depth in an intersection located more than two kilometres west of the open pit, demonstrating the potential for a significant extension of the deposit to the west that will be considered for underground mining opportunities

•	Odyssey Underground Project at Canadian Malartic – Infill drilling continues to return strong results in the Odyssey South Zone, with recent results of 5.2 g/t gold over 17.0 metres at 359 metres depth. An initial mineral reserve estimate is expected at year-end 2022 and pre-commercial production from the Odyssey South orebody is expected to begin before the end of March 2023. Infill drilling also continues to return wide, high-grade intersections in the core of the East Gouldie deposit, with recent results including 4.9 g/t gold over 45.3 metres at 1,072 metres depth. Eastern extension and western extension of the deposit continues to be tested with recent results of 1.8 g/t gold over 62.9 metres at 1,580 metres depth, extending the zone 225 metres towards the west, filling the gap between the East Gouldie and the Norrie zones and providing potential for mineral resources addition

•	Hope Bay – More than 46,000 metres of drilling have been completed year to date with seven drill rigs now operating at the Doris and Madrid deposits. Recent results at Doris confirm the potential to expand the deposit along strike to the north in the BTD Extension Zone and to the south in the Central and West Valley zones and demonstrate the potential for finding additional high grade fold-hinge structures below the historical zones with a recent intersection in the BTD Connector zone of 6.9 g/t gold over 32.2 metres at 495 metres depth

•	Kirkland Lake Region – Following the merger with Kirkland Lake Gold Ltd. (the "Merger") that closed on February 8, 2022, the extension of the ramp from Macassa is now allowing drilling of the Amalgamated Kirkland ("AK") deposit from underground to complement surface drilling and accelerate the infill drilling of AK. The Company believes ore could be sourced for the Macassa mill in early 2024, which could provide flexibility to the operations. Recent results include a highlight intercept of 8.1 g/t gold over 13.8 metres at 208 metres depth. Infill drilling has also been completed at the Upper Beaver deposit, with a recent highlight intercept of 8.8 g/t gold and 0.54% copper over 12.0 metres at 1,600 metres depth. The Company's internal study on Upper Beaver is expected to be updated in 2023 taking into consideration synergy opportunities from the Merger

"The Company's ambitious exploration program for 2022 is yielding exciting results. At Detour Lake, the step-out drilling suggests good potential for an underground operation and extensions to the current open pits. At Canadian Malartic, the step-out drilling continues to significantly extend the East Gouldie deposit to the east and the west. At Hope Bay, the drill results confirm the expansion of the Doris deposit at depth with wide high grade intercepts, well ahead of our expectations," said Ammar Al-Joundi, Agnico Eagle's President and Chief Executive Officer. "In addition, we continue to generate significant exploration results at producing assets including Fosterville, Meliadine, LaRonde and Kittila. With these positive results, we are adding $30 million dollars to our exploration budget in 2022 as we aim to accelerate the realization of the full potential of existing operations and key projects in the Company's pipeline," added Mr. Al-Joundi.

Based on positive exploration results in the first half of 2022, a supplemental exploration budget of $30 million has been approved – The Company has numerous mines and pipeline projects with excellent potential to replace and increase mineral reserves and has prioritized assessing the full potential of its portfolio through exploration (see the Company's news release dated February 23, 2022 for a breakdown of the 2022 exploration budget). Positive exploration results in the first half of 2022 support the focused addition of supplemental budgets at several projects. An update on selected exploration programs and budgets is set out in the sections below.

Targeting growth of the Company's mineral reserves and mineral resources at year-end 2022 from a record level at year-end 2021 – At December 31, 2021, Agnico Eagle's proven and probable mineral reserve estimate totaled approximately 25.7 million ounces of gold, consisting of 2.4 million ounces of gold of proven mineral reserves (38.7 million tonnes grading 1.92 g/t gold) and of 23.3 million ounces of probable mineral reserves (298.3 million tonnes grading 2.43 g/t gold.) This was an increase of approximately 1.6 million ounces of gold (7%) and a 10% increase in grade compared with the prior year. At December 31, 2021, prior to the Merger, Kirkland Lake Gold's proven and probable mineral reserves totaled approximately 18.9 million ounces of gold, consisting of 3.7 million ounces of gold of proven mineral reserves (81.7 million tonnes grading 1.41 g/t gold) and of 15.2 million ounces of probable mineral reserves (502 million tonnes grading 0.94 g/t gold).

For a breakdown of the Company's mineral reserves and mineral resources as at December 31, 2021 by deposit refer to the Company's news release dated February 23, 2022. For Detour Lake's mineral reserves and mineral resources as at March 31, 2022 refer to the Detour Lake section of this new release and the Company's news release dated July 27, 2022.

A wide selection of recent drill results is compiled in a table in the Appendix to this news release, while highlight intercepts are set out in the sections below. Drill hole collar coordinates for the holes in this news release are also set out in the Appendix.

ABITIBI REGION, QUEBEC

Agnico Eagle is Quebec's largest gold producer with a 100% interest in the LaRonde complex (which includes the LaRonde and LaRonde Zone 5 ("LZ5") mines), the Goldex mine and a 50% interest in the Canadian Malartic mine. The Company has a multi-decade track record of exploration success in the Abitibi region, building on the discovery in the 1980s of the world-class LaRonde gold-rich polymetallic volcanic massive sulphide deposit, which has served as an operations and exploration hub that provides operating synergies to the Company's nearby mines and allows for the sharing of technical expertise.

LaRonde Complex – Three Underground Development Drifts Progressing Westward from LaRonde 3 Infrastructure; Drilling on Level 9 Tests Vertical Extension of Zone 3-1; Infill Drilling Confirms Grade and Width of Zone 11-3; Drilling Shows Potential for Westward Extension of LZ5 Mineralization

At the LaRonde complex, the Company now expects to spend approximately $14.8 million in 2022 to drill 43,500 metres and to develop, extend or rehabilitate three new exploration drifts on levels 9, 215 and 290 West from the LaRonde 3 infrastructure towards the west below the LZ5 mine workings.

A total of 13,434 metres of definition and exploration drilling was completed in the first half of 2022, amid a challenging environment for diamond driller staffing and as new exploration drifts are being developed for future drilling.

In the track drift on Level 9, a second drill station has been completed and a drill rig is now operating and targeting the down-plunge extension of the historical Bousquet Zone 3-1.

In the exploration drift on Level 215, the development is progressing faster than budgeted with a total of 1,015 metres developed in the first half of 2022. The rehabilitation work is completed, and the drift is currently being extended further to the west. Considering the progress being made, the Company has allocated an additional $2.9 million budget to extend the exploration drift compared to the original February budget. A first drill is expected to be mobilized into the drift in the second quarter of 2023. The exploration drilling program from the Level 215 exploration drift will test vertical extensions between 1.5 and 3 kilometres depth of several known mineralized zones — Zone 3-1, Zone 3-4, the Bousquet 1 mine and the LZ5 mine — as the drift is advanced to the west.

In the exploration drift on Level 290 West, development progressed by 136 metres during the first half of 2022 before being paused until year-end to focus on Level 215 and other priority developments in the mine.

At the LZ5 mine, Zone 5 was extended to the west during the first half of 2022, with recent drilling highlights that included: 2.4 g/t gold over 18.1 metres at 692 metres depth in hole BZ-2021-008; 1.4 g/t gold over 16.0 metres at 1,017 metres depth in hole BZ-2021-009; and 2.1 g/t gold over 17.5 metres at 841 metres depth in hole BZ-2022-001. These wide and low-grade intercepts show the potential for the vertical and westward extension of Zone 5 mineral reserves and mineral resources onto the Company's 100%-owned Ellison property, which is immediately adjacent to the infrastructure at the LZ5 mine.

In Zone LR11-3, which is located at depth in the past-producing Bousquet 2 mine, infill drilling was completed to validate historical results and infill the zone prior to development in the ore. Gold production from LR11-3 development ore is expected to begin in late 2022 and full production is expected to start in the first half of 2023.

Selected recent drill results from Zone LR11-3 and the LZ5 mine are set out in a table in the Appendix and in the composite longitudinal map below.

[LaRonde Complex – Composite Longitudinal Section]

Goldex – Exploration Continues to Expand South Zone; Drilling Ongoing into Mineralization Below the Deep 2 Zone and in the West Area

At the Goldex mine, the Company expects to spend approximately $5.6 million in 2022 for 45,300 metres of drilling comprised of 39,300 metres of conversion drilling and 6,000 metres of exploration drilling, focused on the South Zone, M Zone, West area and at depth in the Deep 3 Zone.

The main target of exploration at Goldex in 2022 is the South Zone, which is located in the volcanic rocks south of the Goldex main deposit. The South Zone gold mineralization is hosted in multiple quartz-biotite-sulphide veins that have higher grades than those in the primary mineralized zones at Goldex.

Seven drills are currently active on the property and have completed a total of 22,036 metres of capitalized definition drilling and 1,697 metres of expensed exploration drilling during the first half of 2022.

Recent results from the western extension of the South Zone in Sector 2 include a highlight of 14.7 g/t gold over 3.0 metres at 955 metres depth in hole GD96-002. In the eastern extension of the South Zone, in Sector 3, the conversion drilling program continues to return excellent results, including 4.1 g/t gold over 20.0 metres at 1,291 metres depth in hole GD128-057. The Company expects that the South Zone will be an important contributor to the replacement of mineral reserves at Goldex at year-end 2022.

Exploration is also being conducted to test the deposit at depth below the Deep 2 mine and in the West area.

Selected recent drill results from Goldex are set out in the table in the Appendix and in the composite longitudinal section below.

View looking west
Surface
South Zone
GEZ
150m south
of D Zone
West
East
Exploration shaft
Historic ramp
Main shaft
0 m
0 m
M Zone - Pillar
M Zone
S Zone
-500 m
-500 m
South Zone
GEZ*
E Zone
GD90-214
2.9 g/t Au / 11.5 m
Dx Zone
GD96-002
14.7 g/t Au / 3.0 m
-1,000 m
-1,000 m
Deep 1
GD112-050
3.2 g/t Au / 21.0 m
Level 120
GD128-057
4.1 g/t Au / 20.0 m
GD135-019R
4.0 g/t Au / 19.0 m
GD135-016
6.9 g/t Au / 26.2 m
GD135-020
9.3 g/t Au / 6.8 m
-1,500 m
GD137-002
38.3 g/t Au / 3.2 m
GD137-001
7.8 g/t Au / 8.0 m
2021 Mineral reserve
2021 Mineral reserve - South Zone
2021 Mineral resource
2021 Mineral resource - South Zone
Mined out areas
2014 Measured Resource (broken ore)
Existing underground mine workings
Planned underground mine workings
0
300
metres
* All activities suspended
Deep 2
4000 E

[Goldex Mine – Composite Longitudinal Section]

Odyssey Project – Infill Drilling Progressing in the Odyssey South Zone with Expectations of Initial Mineral Reserves to be Declared at Year-end 2022 and Pre-commercial Production to Begin before the end of March 2023 from an Underground Ramp; Infill Drilling at East Gouldie Continues to Confirm Grade and Width in the Core of the Deposit while Exploration Drilling Continues to Expand the Zone to the East and West; Underground Development and Surface Construction Progressing on Schedule and on Budget

At the Canadian Malartic mine, the Company expects to spend approximately $11.9 million (50% basis) in 2022 for 136,800 metres (100% basis) of exploration and conversion drilling focused on aggressive infill drilling of the East Gouldie deposit to improve confidence in the mineral resource, to continue the conversion of inferred mineral resources to indicated mineral resources and to refine the geological model. With ramp development continuing as part of the Odyssey mine project, Canadian Malartic GP (the "Partnership") is conducting underground conversion drilling from the ramp.

Twenty drills are currently active on the property, with four underground drills completing infill drilling on the Odyssey South deposit, 12 surface drills focused on infilling and expanding the East Gouldie mineralization and four drills active in regional exploration. The Partnership drilled 95,030 metres (100% basis) during the first half of 2022.

Underground development in the first half of 2022 completed 685 metres of ramp and 2,622 metres of lateral development, with the ramp now reaching a depth of 380 metres below surface.

Selected recent exploration drill results from Odyssey South, East Gouldie and the regional program on the wider Canadian Malartic property portfolio are set out in a table in the Appendix and in the composite longitudinal section below.

[Canadian Malartic Mine – Composite Longitudinal Section]

Odyssey South

Drilling from underground gradually increased during the first half of 2022 as ramp development provided access to new diamond drill bays to test the Odyssey South and Odyssey Internal zones. Recent results continue to confirm the grades of these zones and the Company expects that the core portion of the Odyssey South deposit will be classified as mineral reserves at year-end 2022, with pre-commercial production to begin before the end of March 2023. The new underground access also allowed for additional drilling into the Odyssey internal zones where recent results continue to better define the continuity of zones within the porphyry, which is expected to have a positive impact on the mineral resources update at year-end.

East Gouldie

With the continued success at infilling East Gouldie at 75-metre spacing in the core of the deposit, the Company expects a significant portion of the East Gouldie deposit to be classified as indicated mineral resources at year-end 2022.

Recent expansion drilling to the west at depth is producing positive results, with highlight hole MEX22-231 returning 1.8 g/t gold over 62.9 metres at 1,580 metres depth in the western extension of the East Gouldie deposit approximately 225 metres west of the current mineral resources outline (previously reported on July 27, 2022). This intercept is approximately halfway between the East Gouldie deposit and the Norrie Zone to the west and shows the potential for East Gouldie to connect with other mineral inventories in the Norrie and South Sladen mineralized zones that are not yet classified as mineral resources.

Regional Exploration

In regional exploration at Canadian Malartic, the Company is planning to spend approximately $4.1 million (50% basis) in 2022 on 21,900 metres (100% basis) primarily to expand mineralization towards the east in the East Gouldie horizon and the new Titan zone at depth on the Rand Malartic property. During the first half of 2022, 18,896 metres (100% basis) were completed on the Rand Malartic, East Amphi and Midway properties.

Rand Malartic

On the Rand Malartic property, the priority remains to test the eastern extension of the East Gouldie deposit while also testing the eastern extension of the Odyssey North and Odyssey South zones associated with porphyry mineralization within the Piché Group. As previously disclosed during the first quarter of 2022, the Partnership repurchased the 2% NSR royalty on the Rand Malartic property for $7 million.

Recent hole RD20-4677B has intersected a new mineralized porphyry intrusion, returning 1.6 g/t gold over 29.3 metres (core length) at 1,208 metres depth approximately 820 metres east of the easternmost limit of Odyssey South Zone mineral resources, demonstrating potential to discover "Odyssey North and South" style of mineralization as exploration drilling advances towards the east.

In the eastern extension of East Gouldie, previously reported hole RD21-4689AA intersected 3.1 g/t gold over 7.9 metres (core length) at 2,537 metres depth, making it the deepest and easternmost drill hole to date. This intersection extends the East Gouldie mineralized corridor eastward by 500 metres, to approximately 1,700 metres east of the current mineral resources outline. Mineralization remains open to the east.

East Amphi and Camflo

Elsewhere on the Partnership's 13,582 hectare land position, exploration continues with work testing the deep extension of the East Amphi deposit and the ongoing compilation of all historical information around the Camflo deposit on the Camflo property, which the Partnership acquired in 2021.

The Camflo property lies to the north of the Odyssey project and includes the past producing Camflo mine which had historical production of approximately 1.6 million ounces of gold.

The Partnership's initial evaluation of the Camflo property has identified porphyry hosted gold mineralization that could potentially be mined via an open pit. Additional studies are underway to evaluate this mineralization and additional potential mineralization in adjacent rock types. A follow-up exploration program is planned for Camflo in 2023.

ABITIBI REGION, ONTARIO

Agnico Eagle acquired the Detour Lake and Macassa mines on February 8, 2022 as a result of the Merger. With the inclusion of these two assets in its portfolio, the Company is now Ontario's largest gold producer. Furthermore, the proximity of these mines to the Company's operations located in the Abitibi region of Quebec provides operating synergies and allows for the sharing of technical expertise.

Detour Lake – Drilling Confirms a Broad Corridor of Mineralization Extending from the Main Pit Continuing Through to the Planned West Pit; Potential to Continue Growing "Out-pit" Mineralization Two Kilometres West of the Current Resource Pit

At the Detour Lake mine, the Company expects to spend approximately $35.8 million in 2022 for 194,000 metres of capitalized drilling to expand mineral resources at depth and to the west, and $10.1 million for 40,000 metres for exploration drilling to continue to investigate the Sunday Lake Deformation Zone to the east and west of the current pit's mineral resources.

During the first half of 2022 at Detour Lake, the Company completed 99 holes totalling 108,023 metres of combined capitalized and expensed drilling. Approximately 84,660 metres of the drilling completed in the first half of 2022 was not included in the latest mineral reserve and mineral resource update for Detour Lake, which utilized a database that closed on February 5, 2022.

Selected recent drill intercepts from Detour Lake are set out in a table in the Appendix and in the plan map and composite longitudinal section below.

Plan View
DLM22-453
DLM22-410W1
DLM22-471
DLM22-469
DLM22-448
DLM22-430A
DLM22-446
DLM22-404W
DLM22-451
DLM22-476
DLM22-450W
DLM22-456
North Pit
DLM21-348A
DLM22-414
DLM22-425
West Pit Extension
OPEN
DLM22-426A
DLM22-458
DLM22-428A
DLM22-447; DLM22-447W
DLM22-437A
DLM22-422W
DLM22-434
Main Pit
Sunday Lake Deformation Zone
West Pit
DLM22-441A
Saddle Zone
Intermediate to felsic intrusive
Ultramafic intrusive
Mafic volcanic/pillow flow
Gabbro
Intermediate to felsic volcanic
Sediments
Lakes
Rivers
DDH traces
0
1 km
W
Composite Longitudinal View
E
West Pit Extension
North & West Pits
Main Pit
0 m
-500 m
-1000 m
-1500 m
DLM22-410W1
2.6 g/t Au / 2.4 m
5.4 g/t Au / 2.5 m
DLM22-447W
24.1 g/t Au / 3.6 m
4.3 g/t Au / 2.7 m
DLM22-437A
2.9 g/t Au / 29.7 m
incl. 21.2 g/t Au / 3.3 m
0.8 g/t Au / 28.0 m
DLM22-447
4.7 g/t Au / 2.6 m
DLM22-434
6.2 g/t Au / 8.8 m
DLM22-450W
19.9 g/t Au / 2.7 m
2.2 g/t Au / 21.0 m
DLM21-348A
1.0 g/t Au / 41.0 m
5.0 g/t Au / 4.6 m
DLM22-469
5.8 g/t Au / 13.1 m
incl. 24.5 g/t Au / 2.6 m
DLM22-426A
0.5 g/t Au / 47.0 m
DLM22-430A
3.6 g/t Au / 7.3 m
4.4 g/t Au / 2.6 m
DLM22-471
0.9 g/t Au / 30.3 m
OPEN
DLM22-456
1.3 g/t Au / 46.3 m
4.4 g/t Au / 2.7 m
DLM22-446
1.0 g/t Au / 53.0 m
2.1 g/t Au / 37.0 m
DLM22-414
2.1 g/t Au / 27.4 m
DLM22-422W
13.1 g/t Au / 9.2 m
DLM22-428A
1.1 g/t Au / 21.3 m
DLM22-476
3.8 g/t Au / 2.7 m
DLM22-425
1.1 g/t Au / 55.9 m
1.4 g/t Au / 78.9 m
DLM22-448
32.3 g/t Au / 4.8 m
DLM22-453
3.2 g/t Au / 2.7 m
3.2 g/t Au / 2.7 m
6.0 g/t Au / 5.6 m
4.9 g/t Au / 3.7 m
DLM22-458
6.0 g/t Au / 32.7 m
incl. 71.5 g/t Au / 3.3 m
2.7 g/t Au / 8.5 m
0.8 g/t Au / 30.6 m
1.1 g/t Au / 31.5 m
incl. 3.2 g/t Au / 3.4 m
DLM22-404W
2.3 g/t Au / 88.2 m
incl. 3.5 g/t Au / 45.1 m
DLM22-451
1.8 g/t Au / 22.3 m
1.0 g/t Au / 71.0 m
DLM22-441A
4.4 g/t Au / 15.4 m
incl. 17.9 g/t Au / 3.2 m
3.8 g/t Au / 2.7 m
4.7 g/t Au / 2.7 m
590000
591000
592000
593000
2022 Mineral reserve
2022 Mineral resource
Mined out pit
UG development
Significant drill hole pierce points (released August 11, 2022)
Significant drill hole pierce points outside pit (released July 27, 2022)
Previously released drill hole pierce points
0
1 km
Coordinate System: NAD83 Zone 17N
AGNICO EAGLE

[Detour Lake Mine – Plan Map and Composite Longitudinal Section]

During the first half of 2022, drill results inside and proximate to the Saddle and future West Pit areas continue to confirm the presence of a broad corridor of mineralization extending from the Main Pit and continuing through to the planned West Pit. Recent results have been positive and are expected to support further resource upgrades and the identification of new resources north and below the current resource pit shell.

Highlights from recent drilling inside and near the future West Pit area include: hole DLM21-348A, which intersected 1.0 g/t gold over 41.0 metres at 488 metres depth and 5.0 g/t gold over 4.6 metres at 614 metres depth; hole DLM22-414, which intersected 2.1 g/t gold over 27.4 metres at 561 metres depth; hole DLM22-425, which intersected 1.1 g/t gold over 55.9 metres at 354 metres depth and 1.4 g/t gold over 78.9 metres at 565 metres depth; and hole DLM22-450W, which intersected 19.9 g/t gold over 2.7 metres at 315 metres depth and 2.2 g/t gold over 21.0 metres at 548 metres depth.

Drilling in the westerly plunge of the deposit both below and west of the future West Pit has continued to return wide intervals inclusive of a higher grade portion that support the potential to continue growing the "out-pit" mineralization, which now extends two kilometres west of the current resource pit. Recent drill results include the intersection of a new mineralized zone south and below the western extent of the West Pit resources.

Highlights from recent drilling below and immediately west of the West Pit include: hole DLM22-404W, which intersected 2.3 g/t gold over 88.2 metres at 806 metres depth, including 3.6 g/t gold over 45.1 metres at 822 metres depth; hole DLM22-446, which intersected 1.0 g/t gold over 53.0 metres at 691 metres depth and 2.1 g/t gold over 37.0 metres at 739 metres depth; hole DLM22-451, which intersected 1.8 g/t gold over 22.3 metres at 684 metres depth, and 1.0 g/t gold over 71.0 metres at 753 metres depth; and hole DLM22-422W, which intersected 13.1 g/t gold over 9.2 metres at 689 metres depth.

Continued drilling along the West Pit Extension has been encouraging, with mineralization occurring both within the Chloritic Greenstone (CG) unit, a marker horizon associated with mineral reserves and mineral resources in both the Main Pit and West Pit, and within altered mafic pillow flows, below and footwall to the CG unit, which is similar in nature to the mineralized zones in the West Pit.

In the first half of 2022, drilling intersected wide zones of mineralization with some containing high grade inclusions. In addition to holes highlighted in the July 27, 2022 news release (DLM22-448, which returned 32.3 g/t gold over 4.8 metres at 955 metres depth and hole DLM22-453, which returned 6.0 g/t gold over 5.6 metres at 940 metres depth and 4.9 g/t gold over 3.7 metres at 1,019 metres depth), hole DLM22-469 intersected 5.8 g/t gold over 13.1 metres at 917 metres depth, including 24.5 g/t gold over 2.6 metres at 913 metres depth; hole DLM-22-471 intersected 0.9 g/t gold over 30.3 metres at 951 metres depth and hole DLM22-430A intersected 3.6 g/t gold over 7.3 metres at 669 metres depth.

Results obtained during the first half of 2022 after the closure of the database on February 5, 2022, combined with results during the second half of 2022, are expected to have a positive impact on the mineral reserves and mineral resources estimate for the open pit at year-end 2022.

In addition, continued success in extending the mineralized zone outside of the pit towards the west is expected to result in an initial mineral resource estimate at year-end 2022 that would be the basis for potential underground mining scenarios. As part of the ongoing optimization of the Detour Lake mine, an evaluation of the underground potential has been initiated and is expected to be completed by year-end 2023.

Regional drilling planned at Detour Lake for the remainder of 2022 includes targets further west along the Sunday Lake Deformation Zone and the West Pit Extension. These targets have been optimized by the completion of ground geophysical surveying in the second quarter of 2022 which surveyed a 105 kilometre grid west and north of Hopper Lake along main structural trends. Investigative drilling East of the Main Pit is also planned to gather new geological information at depth in relatively untested ground.

As set out in the news release of July 27, 2022, the Company increased the mineral reserves at Detour Lake by 38% as at March 31, 2022 compared to the mineral reserves as at December 31, 2021.

At March 31, 2022, the Detour Lake mine is estimated to contain proven mineral reserves of 77.6 million tonnes grading 1.12 g/t gold for approximately 2.8 million ounces of gold and probable mineral reserves of 757.5 million tonnes grading 0.72 g/t gold for approximately 17.6 million ounces of gold.

Detour Lake's measured mineral resources totaled 1.3 million ounces of gold (27.8 million tonnes grading 1.44 g/t gold) and indicated mineral resources totaled 12.9 million ounces of gold (562.3 million tonnes grading 0.71 g/t gold) at March 31, 2022. In addition, Detour Lake contained inferred mineral resources of 1.8 million ounces of gold (75.2 million tonnes grading 0.75 g/t gold) at March 31, 2022.

Macassa and AK Deposit – Underground Drilling at Macassa Intersects High Grade Gold Mineralization on Four Mine Levels; New Exploration Ramp Provides Platform to Test AK Deposit from Underground; AK Surface Drilling Completed to Support Underground Project Development

With the completion of the Merger, Agnico Eagle's land position in the Kirkland Lake area of northeastern Ontario is now centered around the Macassa mine and covers over 29,469 hectares (approximately 35 kilometres long by up to 17 kilometres wide) of this prolific mining district. The Company's assets within the camp include the Macassa mine, the adjacent AK deposit, the Upper Beaver and Upper Canada deposits farther east as well as several other occurrences and adjacent joint venture interests.

This year at Macassa, the Company expects to spend approximately $20.3 million to develop exploration drifts to support 99,850 metres of capitalized drilling to expand mineral resources and $18.9 million for 89,700 metres of exploration drilling to investigate the South Mine Complex and Main Break along strike and at depth as well as the development of an exploration drift to support drilling and access to the AK deposit.

In the first half of 2022, the Company completed approximately 49,578 metres of underground drilling at Macassa, using up to nine underground drills on the 3400, 5100, 5300 and 5800 levels.

Selected recent drill intercepts from Macassa and AK are set out in a table in the Appendix and in the composite longitudinal sections below.

[Macassa Mine and AK Deposit – Composite Longitudinal Section]

[AK Deposit – Composite Longitudinal Section]

Drilling from the 3410 Incline targeted an underexplored area of the '04/Main Break west of historic mining areas.

The 5100 level drill program is targeting the '04 Break west of the Amikougami Cross Fault where little historic drilling was completed. At the end of the second quarter, a total of 6,863 metres of drilling had been completed in 16 holes, with hole 51-656 returning 3.7 g/t gold over 2.3 metres at 1,506 metres depth.

Drilling on the 5300 level was focused on extending and infilling the South Mine Complex to the east, with 13,009 metres of drilling completed in 36 holes during the first half of 2022. This program continues to see favourable results from both the extension and infill drilling with highlights including: 62.7 g/t gold over 2.0 metres at 1,635 metres depth in infill hole 53-4587; 47.3 g/t gold over 2.0 metres at 1,834 metres depth and 41.8 g/t gold over 2.0 metres at 1,841 metres depth in infill hole 53-4581; 14.2 g/t gold over 2.0 metres at 1,659 metres depth in extension hole 53-4552; and 14.1 g/t gold over 2.0 metres at 1,784 metres depth in extension hole 53-4544. Development advanced 185 metres in the first half of 2022 and included the excavation of two diamond drill bays.

Drilling on the 5300 level was also focused on extending and infilling the Lower South Mine Complex and South Mine Complex West. During the first half of 2022, a total of 6,477 metres of drilling was completed in 14 holes into these two targets, with highlights that include: 12.2 g/t gold over 2.0 metres (core length) at 1,946 metres depth in hole 53-4578 in the Lower South Mine Complex; and 30.9 g/t gold over 2.1 metres (core length) at 1,639 metres depth in hole 53-4580 in the South Mine Complex West.

Drilling from the 5807 Decline mainly tested the Deep Main Break east of Shaft #4 below the Kirkland Minerals property. Exploration development continued to advance in the first half of 2022 with 120 metres completed. At the end of the second quarter of 2022, a total of 11,040 metres of drilling had been completed in 21 holes, with highlights that include: 17.5 g/t gold over 2.0 metres at 2,362 metres depth in hole 58-730; 20.5 g/t gold over 1.7 metres at 2,211 metres depth in hole 58-723; and 12.7 g/t over 2.0 metres (core length) at 1,831 metres depth in hole 58-721. Drilling into this target will continue for the remainder of the year as development continues.

AK Deposit

Following completion of the Merger, the Company initiated development of an exploration decline from the existing near surface ramp infrastructure at Macassa to provide platforms to test the AK deposit from underground.

Mineralization at the AK deposit is generally vertical and controlled by quartz-carbonate veinlet envelopes that pinch and swell vertically and laterally, varying from 1 to 15 metres in thickness with local high grade, visible gold intercepts.

Out of a planned 982 metres, a total of 809 metres of exploration ramp development has been completed to date, including the excavation of five new underground drill platforms.

An underground diamond drilling program commenced in May 2022 and, by the end of the second quarter of 2022, a total of 3,068 metres of drilling from three platforms had been completed, testing the continuity of the higher-grade area of the AK deposit. Recent highlights from this underground program include: 14.1 g/t gold over 6.5 metres at 222 metres depth in hole KLAK-010; and 23.9 g/t gold over 2.0 metres at 112 metres depth in hole KLAK-011. This phase of the underground program at AK is on schedule for completion late in the fourth quarter of 2022.

Resource conversion drilling was also conducted from surface into the AK deposit, with 48 drill holes totalling 12,692 metres completed during the first half of 2022.

The surface infill drilling confirmed the grade, continuity and thickness of the higher-grade portions of the mineralized panel at AK. Recent highlights include hole KLAKC22-162 returning 8.7 g/t gold over 7.6 metres at 146 metres depth; and hole KLAKC22-152 returning 12.9 g/t gold over 12.6 metres at 171 metres depth.

Several deeper holes drilled into AK from the surface also returned positive results, including: hole KLAKC22-163W2, which intersected 18.3 g/t gold over 2.4 metres at 407 metres depth; and hole KLAKC22-166W2, which intersected 13.0 g/t gold over 2.5 metres at 496 metres depth.

The recent drill results from surface and underground will provide additional information for the technical evaluation of the AK deposit with an expected inclusion of AK mineralization in the mine's mineral reserves in 2023.

Once drilling from underground is advanced at AK, the Company will consider developing into the AK deposit and conducting a bulk sample. The AK deposit has the potential to be beneficial to the Macassa mine operation by providing a near surface, ramp accessible source of ore to supplement underground production.

The further expansion potential of the AK deposit is now being assessed, as the elimination of property boundaries as a result of the Merger simplifies targeting and exploration in the eastern extension of the deposit.

Regional exploration will also benefit from the recent land consolidation resulting from the Merger. The historic Main Break deposit of Kirkland Lake, where over 25 million ounces of gold have been produced historically, is now consolidated from its most western known extension at Macassa to the past-producing Sylvanite mine.

The Company has applied to obtain an Exploration License of Occupation for the Toburn mine, the easternmost past-producer on the Main Break. If granted, this exploration license will permit the Company to carry out a comprehensive interpretation of the Main Break orebody and identify exploration targets similar to the South Mine Complex-type mineralization east of current mining operations at Macassa.

Upper Beaver – Resource Conversion Drilling Completed and New Target Areas Being Tested Outside the Mineral Resources Footprint

The Upper Beaver deposit is a gold-copper rich orebody that contains both vein and replacement-style mineralization. It extends from surface to approximately two kilometres below surface and remains open at depth. Gold mineralization occurs either as free/visible gold that is relatively common throughout the deposit or associated with sulphides. Copper mineralization occurs predominantly as chalcopyrite and occasionally as bornite in disseminations or in stringers/stockwork veinlets.

A total of 30 holes for 14,292 metres were drilled at the Upper Beaver project during the first half of 2022.

Selected recent drill intercepts from Upper Beaver set out in a table in the Appendix and in the composite longitudinal section below.

View East
North Basalt
Zone 172
Porphyry zone
2021 DDH traces
Exploration target areas
Footwall zone
Historic UG works

West
East
0 m
0 m
-500 m
-500 m
-1000 m
-1000 m
-1500 m
-1500 m
KLUB21-751W2
15.3 g/t Au, 0.20% Cu / 4.8 m
KLUB21-137W5
5.0 g/t Au, 0.00% Cu / 14.1 m
KLUB21-138W2
13.5 g/t Au, 0.00% Cu / 3.9 m
KLUB22-768
51.5 g/t Au, 0.08% Cu / 5.2 m CL
KLUB22-165W10
10.2 g/t Au, 0.01% Cu / 5.7 m
KLUB22-751W3
16.7 g/t Au, 0.38% Cu / 7.0 m
incl.40.2 g/t Au, 0.29% Cu / 2.4 m
KLUB22-766
14.9 g/t Au, 0.01% Cu / 1.2 m
KLUB22-751W4
17.7 g/t Au, 0.24% Cu / 7.5 m
KLUB21-137W5
12.4 g/t Au, 0.04% Cu / 9.0 m
AEM Reserve depth
1,205 m below surface
KLUB21-163W24
52.6 g/t Au, 0.00% Cu / 4.0 m
KLUB21-163W25
8.7 g/t Au, 0.15% Cu / 5.8 m
SRK Reserve
1,366 m
below surface
KLUB21-163W23
16.3 g/t Au, 0.03% Cu / 4.2 m
KLUB21-328W11
4.7 g/t Au, 0.31% Cu / 7.0 m
KLUB22-328W16
15.8 g/t Au, 1.0% Cu / 3.4 m
KLUB21-328W15
7.3 g/t Au, 0.08% Cu / 5.8 m
8.8 g/t Au, 0.54% Cu / 12.0 m
KLUB22-172W2
11.3 g/t Au, 0.12% Cu / 0.4 m
12.3 g/t Au, 0.08% Cu / 0.2 m
KLUB22-172E
3.6 g/t Au, 1.10% Cu / 1.2 m
591500 E
592500 E
2019 Mineral Reserve
2019 Mineral Resource
Exploration target areas
Historic underground mine workings
Historic mined-out areas
Significant current drill hole pierce points - Porphyry zone
Significant current drill hole pierce points - Footwall zone
Significant current drill hole pierce points - North Basalt
Significant current drill hole pierce points - Zone 172
Previously released drill hole pierce points
0
500
metres
Coordinate System: NAD1983 UTM Zone 17N

[Upper Beaver – Composite Longitudinal Section]

The recently completed resource conversion drilling program at Upper Beaver achieved multiple objectives that will benefit the technical evaluation and mineral reserve and mineral resource update expected in 2023. Among them, the recent drilling filled in gaps in the eastern portion of the Footwall Zone mineralized corridor, located between 800 and 1,000 metres below surface. Highlight intercepts include 16.7 g/t gold over 7.0 metres at 865 metres depth in hole KLUB22-751W3 and 12.4 g/t gold over 9.0 metres at 920 metres depth in hole KLUB21-137W5.

An increase in mineral resources is expected from this newly drilled gap area where no information was available for previous mineral resource estimates for Upper Beaver.

In addition, all drill holes targeting the gap areas of the Footwall Zone provided the opportunity to add drilling intercepts in the main Porphyry Zone, resulting in tighter spacing and increased confidence in the shape and continuity of the zone. For example, hole KLUB22-137W5, reported above, also returned 5.0 g/t gold over 14.1 metres in the Porphyry Zone at 839 metres depth.

Deeper conversion drilling also returned results confirming grades and thicknesses for both the Porphyry and Footwall zones of the Upper Beaver deposit. Hole KLUB21-328W11 returned 4.7 g/t gold and 0.3% copper over 7.0 metres at 1,550 metres depth in the Porphyry Zone and hole KLUB21-328W15 returned 8.8 g/t gold and 0.5% copper over 12.0 metres at 1,600 metres depth in the Footwall Zone.

With the resource conversion drilling completed, the focus of drilling at Upper Beaver has shifted outside of the mineral resources footprint to identify areas of potential future mineral resource growth and two areas have already delivered promising results.

Approximately 500 metres east of the main Upper Beaver deposit, hole KLUB22-172E intersected veining and alteration typical of the mineralization observed at Upper Beaver and assays returned 3.6 g/t gold and 1.1% copper over 1.2 metres (core length) at 1,550 metres depth. Follow-up hole KLUB22-172W2 returned 11.3 g/t gold and 0.1% copper over 0.7 metres (core length) at 1,464 metres depth in the same area, and more drilling is underway to further assess this new discovery.

To the west and approximately 800 metres north of the main Upper Beaver deposit, hole KLUB22-768 intersected low-angle veining with visible gold returning 11.5 g/t gold over 5.5 metres (core length) at 618 metres depth and 51.5 g/t gold over 5.2 metres (core length) at 629 metres depth. This mineralization is interpreted as the possible faulted and offset extension of the known North Basalt zone. Exploration drilling is ongoing to define the geometry of this new mineralization.

Regional exploration activity in the greater Upper Beaver area includes diamond drilling, geophysical and geochemical surveying, mapping and prospection. The objective is to develop additional mill feed for a future Upper Beaver mining operation, which includes target areas such as Upper Canada, Anoki-McBean, Munro and Bidgood.

NUNAVUT REGION

Agnico Eagle has identified Nunavut as a politically attractive and stable jurisdiction with enormous geological potential. With the Company's Meliadine mine and Meadowbank complex (including the Amaruq satellite deposit), together with the Hope Bay project and other exploration projects, Nunavut is a strategic operating platform that builds on the Company's established infrastructure, access roads, procurement synergies and the region's tremendous geological potential, with the ability to generate strong gold production and cash flows over several decades.

Meliadine – Significant Exploration and Conversion Results from Pump Deposit Near Surface and Down-Plunge at Depth

The Meliadine property includes seven gold deposits, six of which are part of the current mine plan. Tiriganiaq is the largest of the deposits with a strike length of approximately 3.0 kilometres at surface and a known depth of 812 metres.

Exploration during the first half of 2022 at the Meliadine mine site and surrounding areas totaled 35,606 metres, with work focused on three areas: deep exploration and conversion drilling at the Pump deposit; infill drilling of inferred mineral resources at depth in the Wesmeg and Tiriganiaq deposits; and exploration drilling at the F-Zone deposit.

Selected recent exploration drill intercepts from the Pump deposit at the Meliadine property are set out in a table in the Appendix and in the plan map and composite longitudinal section below.

Pyke Fault
Tiriganiaq
Wolf
Camp
Normeg
Wesmeg
Pump
Aquarius
Discovery
F-Zone
Schematic cross section line
Rankin Inlet
N
Deposit
Gold occurrence
Felsic intrusive rocks
Agnico Eagle property
Intermediate intrusive rocks
Major fault
Sedimentary rocks
Road
Intermediate volcanic rocks
Winter access route
Mafic volcanic rocks
Metamorphic and tectonic rocks
5 km
Southeast
Schematic cross section
Northwest
Pump South
Pump North
Wesmeg
Normeg
Tiriganiaq
Approx. 700 m in between
Lower Fault
Rock Type
Mafic volcanic rocks
Upper Oxide formation
SAM formation
Gabbro
Deposit
Tiriganiaq
Wesmeg
Normeg
Pump
Planned open pit
Underground works
West
Pump Deposit - Composite Longitudinal Section
East
M22-3364
6.5 g/t Au / 4.1 m
incl. 11.1 g/t Au / 2.2 m
M22-3362
6.4 g/t Au / 5.4 m
incl. 18.3 g/t Au / 1.4 m
M22-3360
9.4 g/t Au / 3.0 m
M22-3361
11.7 g/t Au / 4.2 m
incl. 21.2 g/t Au / 2.0 m
M22-3380A
9.3 g/t Au / 4.2 m
M22-3382A
8.2 g/t Au / 2.5 m
and 7.7 g/t Au / 5.0 m
M22-3401
10.1 g/t Au / 5.0 m
M22-3384
20.4 g/t Au / 3.7 m
M22-3391
18.8 g/t Au / 5.3 m
OPEN
OPEN
OPEN
0 m
-250 m
-500 m
539 000 E
539 500 E
540 000 E
540 500 E
Planned open pit outline
2021 Mineral Reserve
2021 Mineral Resource
Significant current drill hole pierce points - Pump South
Significant current drill hole pierce points - Pump North
Significant current drill hole pierce points
0
300
metres
Coordinate System : UTM NAD83 Z15

[Meliadine Mine – Plan Map & Pump Composite Longitudinal Section]

During the first half of 2022 at the Pump deposit, the Company completed 51 holes from surface totalling 16,890 metres to convert and expand the mineral resources at the Pump South and North zones.

The positive results from infill drilling at shallow depth into the Pump South Zone are expected to convert a portion of inferred mineral resources into indicated mineral resources in the eastern (main) ore plunge. Highlights include: hole M22-3364, which intersected 6.5 g/t gold over 4.1 metres at 143 metres depth; and hole M22-3361, drilled 36 metres to the east, which intersected 11.7 g/t gold over 4.2 metres at 125 metres depth. Other notable infill drilling results include hole M22-3362, drilled 51 metres further east, which returned 6.4 g/t gold over 5.4 metres at 76 metres depth; and hole M22-3360, drilled 93 metres east of hole M22-3364, which returned 9.4 g/t gold over 3.0 metres at 87 metres depth.

Approximately 200 metres deeper down-plunge in the same gold-mineralized oreshoot, hole M22-3380A intersected 9.3 g/t gold over 4.2 metres at 328 metres depth. Hole M22-3382A, drilled 33 metres to the east, intersected 7.7 g/t gold over 5.0 metres at 321 metres depth and hole M22-3384, drilled 80 metres east of hole M22-3364, intersected 20.4 g/t gold over 3.7 metres at 339 metres depth. These holes are expected to convert inferred mineral resources located between two substantial areas of indicated mineral resources.

In 2021, the exploration drilling program identified an important mineral inventory at the limits of the mineral resource along the main plunge. This year's follow-up drilling program has confirmed the grade, thickness and continuity of this new mineralized zone. Hole M22-3391, which returned 18.8 g/t gold over 5.3 metres at 565 metres depth, is expected to extend the inferred mineral resources down plunge. Hole M22-3401, drilled into inferred mineral resources located 106 metres to the east, returned 10.1 g/t gold over 5.0 metres at 488 metres depth.

Drilling of the Pump North and Pump South targets is planned to resume next winter. An internal study is underway of the underground portion of the Pump deposit and is due for completion in early 2023.

Elsewhere on the Meliadine property in the first half of 2022, a total of 18,716 metres of exploration and conversion drilling was carried out in Tiriganiaq and Wesmeg deposits from the newly developed exploration drift as well as from surface in the F-Zone deposit.

Based on recent success of the exploration programs at Meliadine in the first half of 2022, $6 million of the additional $30 million in exploration expenditure will be dedicated to drill an additional 40,000 metres to support mineral resources to mineral reserves conversion and the addition of mineral resources in the extensions of the known deposits.

Meadowbank – Infill Drilling at Whale Tail Underground Confirms Grade and Width of Stopes with Underground Production to Ramp Up in the Second Half of 2022; Exploration Drilling in Gap Between IVR Pit and IVR Underground Returns Positive Results; Deep Drilling Campaign Underway Below Whale Tail, IVR and Mammoth

The exploration program at Amaruq in 2022 is budgeted at $19.5 million for a planned 61,800 metres of exploration and conversion drilling, with 31,996 metres of drilling completed during the first half of 2022.

The exploration drilling in 2022 has several objectives: completing definition drilling of mineral resources to allow evaluation for possible Whale Tail Pit extension at its western end toward the Mammoth prospect as well as extending mineral resources at depth in the Whale Tail, IVR and Mammoth deposits; below the IVR pit, testing a gap between the open pit and the underground mineral resources; and continuing delineation drilling in the underground mine in the Whale Tail deposit to confirm the final shapes of stopes as production will gradually ramp up in the second half of 2022.

Selected recent drill intercepts from the exploration and conversion drilling at Amaruq are set out in a table in the Appendix and in the composite longitudinal section below.

[Meadowbank Complex – Amaruq Composite Longitudinal Section]

Underground infill drilling in the Whale Tail deposit during the first half of 2022 has increased confidence in the geological modelling of the deposit and better defined the stopes that are scheduled for production during the second half of 2022.

Highlights from this infill drilling include: hole AMQ-290-200-F1 returning 5.2 g/t gold over 7.2 metres at 285 metres depth and 5.5 g/t gold over 20.8 metres at 284 metres depth; hole AMQ-320-200-U1 returning 5.6 g/t gold over 27.0 metres at 305 metres depth; hole AMQ-320-201-U1 returning 3.4 g/t gold over 25.2 metres at 299 metres depth; hole AMQ-320-204-F1 returning 6.3 g/t gold over 20.0 metres at 314 metres depth; and hole AMQ-320-205-U1A returning 9.3 g/t gold over 21.2 metres at 282 metres depth.

Drilling into the gap between the IVR pit and the underground IVR mineral resources intersected significant mineralization that will likely contribute to increased mineral resources and the conversion of inferred mineral resources into indicated mineral resources in the upper portion of the underground IVR mineral resources. Highlights from this drilling include 6.8 g/t gold over 5.9 metres at 223 metres depth in hole AMQ21-2729, 5.3 g/t gold over 8.1 metres at 352 metres depth in hole AMQ21-2707A, 5.4 g/t gold over 9.5 metres at 296 metres depth in hole AMQ21-2745 and 20.3 g/t gold over 5.1 metres at 336 metres depth in hole AMQ21-2728A.

Drilling along the western limits of the IVR deposit resulted in highlights such as 13.5 g/t gold over 5.2 metres at 360 metres depth and 7.3 g/t gold over 3.3 metres at 401 metres depth in hole AMQ21-2690A. In the central portion of the IVR deposit, conversion hole AMQ21-2680 returned 6.0 g/t gold over 22.4 metres at 391 metres depth.

A deep drilling campaign began at Amaruq in late April with the objective of extending underground mineral resources under the Whale Tail, IVR and Mammoth known orebodies. To date, two deep holes at Whale Tail and two others at Mammoth were completed and intersected the targeted mineralized horizons, with all results pending. Drilling is also ongoing at IVR at depth where the deposit remains open.

Hope Bay – Drilling Tests Extensions of High-Grade Zones at Doris; Larger Production Scenarios Continue to be Evaluated

On February 18, 2022, the Company announced that it decided to maintain the suspension of production activities at the Hope Bay mine in order to dedicate the infrastructure of the Hope Bay site to exploration activities. Infrastructure work for water treatment and camp maintenance is also underway while the Company is studying larger production scenarios integrating the most recent results and the progress of the ongoing exploration campaign.

The exploration program is continuing to ramp up at Hope Bay, with 136 drill holes totalling 46,658 metres completed from surface and underground during the first half of 2022. Three drill rigs are now operating underground at the Doris deposit, three drill rigs are targeting deep extensions of the Doris deposit from surface and a seventh surface drill rig is operating at the Madrid deposit.

Doris Deposit

During the first half of 2022 at the Doris deposit, three drill rigs operating underground explored extensions of the BTD Extension, BTD Connector, Connector, Central and West Valley zones, and three drill rigs at surface tested deep extensions of the BTD Connector and BTD Central zones.

Selected recent drill intercepts from these zones extensions at Doris are set out in a table in the Appendix and in the composite longitudinal section below.

[Doris Deposit at Hope Bay Mine – Composite Longitudinal Section]

Drill results continue to demonstrate the excellent potential to grow the Doris deposit at depth below the dike in the BTD Extension and BTD Connector zones, and in the West Valley Zone above the dike to the south.

Drilling in the northernmost portion of the BTD Extension Zone has confirmed that the main hinge zone extends further north. Recent highlights include 20.9 g/t gold over 2.3 metres at 344 metres depth in hole HBDBE22-50888 and 20.9 g/t gold over 3.5 metres at 327 metres depth in hole HBDBE22-50886. Follow up drilling is ongoing in this area.

Drilling in the BTD Connector Zone has continued to confirm the northern and southern extensions of the West Limb and has extended the East Limb at depth. Recent highlights from BTD Connector include: hole HBD22-036, which intersected 6.9 g/t gold over 32.2 metres at 495 metres depth, including 25.9 g/t gold over 5.0 metres at 494 metres depth; hole HBD22-030, which intersected 12.2 g/t gold over 7.1 metres at 492 metres depth; and hole HBD22-026, which intersected 20.4 g/t gold over 3.3 metres at 550 metres depth.

Drilling in the West Valley Zone has confirmed the extension of the zone by 77 metres to the south and above the dike, and the zone appears to continue into a gap of drilling immediately below the 210-metre level. Highlights from this drilling include: 25.4 g/t gold over 3.0 metres at 286 metres depth and 21.6 g/t gold over 3.1 metres at 292 metres depth in hole HBDWV22-50979; and 25.2 g/t gold over 3.4 metres at 250 metres depth and 14.1 g/t gold over 3.3 metres at 258 metres depth in hole HBDWV22-50953.

The results further demonstrate the potential to significantly grow the Doris mineral resources to support the development of additional underground exploration drifts and platforms to further confirm the size, shape and grade of these high-grade mineralized zone extensions.

During the second half of 2022 at Doris, work will continue extending the exploration drifts and investigating the deposit from underground and surface drill rigs.

Madrid Deposit

During the first half of 2022 at the Madrid deposit, one surface drill rig was in operation and mainly targeting the inflexion zone in the Naartok East area and the vertical extension of the Suluk zone.

The first result from the 2022 campaign at Madrid was from hole HBM22-040, which was drilled outside the Naartok East inflexion zone and intersected 7.0 g/t over 7.0 metres at 385 metres depth. Results from Suluk are pending.

During the second half of 2022, two drill rigs are planned to be in operation at Madrid targeting the Suluk vertical extension and the Naartok East Zone at greater depth.

The Suluk drilling will follow-up on two historical holes (HB03PMD225 and HBTMMSU-19-00023) that respectively returned 5.6 g/t over 9.0 metres at 540 metres depth and 10.8 g/t over 4.4 metres at 698 metres depth. These two holes are the deepest intersections of the Suluk Zone to date, and the zone remains open in all directions.

The Naartok East "below the dike" drilling will target areas below a barren (non gold-bearing) diabase dike where previous operators had ended their exploration holes. A recent reinterpretation of the geology at Naartok East and Naartok West suggests there is potential for near-surface gold mineralization to continue below the dike in a manner similar to the geological setting at the Doris deposit.

Selected recent drill intercepts from Madrid are set out in a table in the Appendix and in the composite longitudinal section below.

HB-TMMSU-19-00023
Suluk
Patch 7
Patch 14
Madrid North & Naartok
HB-03PMD225
A
A'
B
B'
Wolverine
HBM22-040
500m
B
B'
E
W
0 m
-250 m
-500 m
-750 m
0
300 m
434000
433500
433000
A
A'
N
S
Madrid Area Deposits
Madrid North & Naartok
Suluk
Patch 7
Patch 14 & Wolverine
0 m
-500 m
-1000 m
HB-03PMD225
5.6 g/t Au / 9.0 m
HB-TMMSU-19-00023
10.8 g/t Au / 4.4 m
HBM22-040
7.0 g/t Au / 7.0 m
OPEN
OPEN
7547500
0
1 km
2021 Mineral reserve
2021 Mineral resource
UG development
Historic drill hole pierce points
Significant current drill hole pierce points
Previously released drill hole pierce points
Coordinate System: NAD83 Zone 13N
AGNICO EAGLE

[Madrid Deposit at Hope Bay Mine – Composite Longitudinal Section]

Boston Deposit

The Boston deposit is located 60 kilometres south of the Doris processing facility and is accessible by helicopter support or via a winter trail for supply and has an airstrip for small fixed-wing aircraft.

At the camp, maintenance work is underway to refurbish the various facilities prior to resuming exploration drilling activities in the area in 2023.

The Boston deposit remains open in all direction with one of the best historical results at depth returning 56.6 g/t over 8.8 metres at 1,014 metres depth, demonstrating great potential to expand this high grade deposit further in all directions. There are also several near surface high grade occurrences that have not yet been drilled. Compilation and validation of the historical exploration database at Boston is underway, and the geological and structural models for the deposit will be updated to help generate new drill targets for the 2023 campaign.

Regional field exploration

This year's regional field exploration program began in early June, with geological teams set to evaluate more than 50 showings identified by previous explorers near current infrastructure in the northern portion of the Hope Bay property. The aim of the program is to increase understanding of the structural controls on mineralization and generate regional drill targets.

Exploration Plan and Budget

Based on recent success identifying deposit extensions and discovering new mineralized zones at depth in the Doris and Madrid deposits, the Company has allocated $24 million of the additional $30 million in exploration expenditure to continue drilling and development of exploration drifts at Doris in order to accelerate exploration from underground in the high potential areas that will ease future definition drilling for mineral resources conversion and mine development for future production resumption. The Company is now expected to spend approximately $56 million at Hope Bay in 2022 to develop new exploration drifts and for surface and underground exploration drilling at Doris and for surface exploration drilling on exploration at Madrid and other regional targets along the Hope Bay greenstone belt.

Exploration at Hope Bay is expected to continue through 2023 while larger production scenarios are being evaluated.

AUSTRALIA

Agnico Eagle acquired the Fosterville mine on February 8, 2022 as a result of the Merger. As the largest gold producer in the state of Victoria, Australia, the 100% owned Fosterville mine is a high-grade underground gold mine, located 20 kilometres from the city of Bendigo. The operation features low-cost gold production, as well as extensive in-mine and district scale exploration potential.

Fosterville – Exploration Ramp Completed Reaching the Robbins Hill Deposit; Drilling Extends the Lower Phoenix Zone

The Fosterville mine is hosted by Paleozoic rocks of the Bendigo zone. Gold mineralization is associated with high grade quartz lode within a wider refractory pyrite-arsenopyrite disseminated mineralization. The 2,857 hectare Fosterville mine property is surrounded by four exploration licences totalling 107,959 hectares and by 118,384 hectares of exploration (118,300 hectares) and mine (84 hectares) lease applications. The mineralization is hosted within the Fosterville and O'Dwyer's trends, which are parallel structures that host ore shoots associated with fold closures and multiple faulting and splay features.

Near mine exploration remains the main focus at Fosterville as the deposits remains open at depth, along plunge and laterally in the Lower Phoenix and Robbins Hill zones. A primary exploration objective at Fosterville remains to investigate for high grade quartz vein structures similar to the Swan Zone within the wider sulphide-mineralized envelope in the Lower Phoenix and Robbins Hill zones.

At the Fosterville mine in 2022, the Company expects to spend approximately $57.3 million for 234,000 metres of expensed and capitalized drilling and the completion of the Robbins Hill exploration ramp. During the first half of 2022 at the Fosterville mine, expensed exploration drilling totaled 26,957 metres and capitalized conversion drilling totaled 46,792 metres.

Recent results in the Lower Phoenix Zone from the Phoenix 3912 Drill Drive returned significant results in the down plunge extension of the zone. Close to the current limit of the mineral resources, hole UDH4378 returned 31.5 g/t gold over 8.0 metres at 1,581 metres depth, including 306.8 g/t gold over 0.7 metres at 1,583 metres depth. And approximately 81 metres away from the current mineral resources limit, hole UDH4372A returned 226.2 g/t gold over 1.4 metres at 1,716 metres depth, including 420.2 g/t gold over 0.8 metres, demonstrating the potential for the addition of mineral resources. Ongoing conversion and exploration drilling is aiming to fully replace the gold ounces mined out in 2022.

The decline into the Robbins Hill is now complete and is allowing access to drill into the mineral resources area. In the down plunge extension of the Robbins Hill, hole UDR003A returned 5.1 g/t gold over 6.1 metres at 1,377 metres depth, approximately 427 metres from the current mineral resource envelope, further demonstrating potential for the addition of mineral resources. Closer to the mineral resources area, hole UDR015 returned 68.0 g/t gold over 4.9 metres at 1,106 metres depth, including 390.2 g/t gold over 0.7 metres at 1,106 metres depth, approximately 75 metres away from the current mineral resources outline. The very high gold grades intersected in hole UDR015 down-plunge of the Robbins Hill mineral resources are due to the presence of visible gold in quartz vein mineralization — a style of mineralization similar to what is seen in the Swan Zone.

The ramp will now allow ongoing infill and expansion drilling with the objective of converting mineral resources into mineral reserves by year-end 2022.

Selected recent drill results from Fosterville are set out in the table in the Appendix and in the composite longitudinal sections below.

[Fosterville Mine – Composite Longitudinal Section]

South
View Looking West
FOSTERVILLE FAULT ZONE
North
UDH4291
16.9 g/t Au / 5.6 m
incl. 68.9 g/t Au / 0.4 m
UDH4191
174.4 g/t Au / 2.2 m
incl. 68.9 g/t Au / 0.4 m
UDH4297
9.7 g/t Au / 5.6 m
PHOENIX DECLINE
4,000 mRL
Swan
4,000 mRL
Phoenix 3912 Drill Drive
UDH4203
12.7 g/t Au / 4.5 m
UDH4378
31.5 g/t Au / 8.0 m
incl. 306.8 g/t Au / 0.7 m
Cygnet Splays
UDH4413
365.5 g/t Au / 1.1 m
incl. 1,075.8 g/t Au / 0.4 m
UDH4229
8.9 g/t Au / 8.5 m
Cygnet
3,500 mRL
3,500 mRL
UDH4357
7.8 g/t Au / 7.2 m
UDH4370
5.6 g/t Au / 20.6 m
incl. 15.5 g/t Au / 3.8 m
incl. 9.3 g/t Au / 3.5 m
Lower Phoenix
South
5,000 mN
UDH4372A
226.2 g/t Au / 1.4 m
incl. 420.2 g/t Au / 0.8 m
6,000 mN
7,000 mN
2021 Mineral Reserve
2021 Mineral Resource
Mined out areas
Mine development
Planned development
Significant current drill hole pierce points - Lower Phoenix
Significant current drill hole pierce points - Cygnet
Significant current drill hole pierce points - Pen
Significant current drill hole pierce points - Ptarmigan
AGNICO EAGLE
0
500
metres
Fosterville Mine Grid

[Lower Phoenix – Composite Longitudinal Section]

FINLAND

Agnico Eagle's Kittila mine in Finland is the largest primary gold producer in Europe. An underground shaft is under construction and is expected to be commissioned in late 2022 or early 2023.

Kittila – Drilling Confirms and Extends Main and Sisar Zones in Rimpi, Roura and Suuri Areas; Mineralization Confirmed in New Target Area Below Shaft Currently Under Construction

The Kittila mine and the Suurikuusikko property are hosted by Proterozoic rocks of the Svecofennian province. Gold mineralization is refractory with the gold occurring mainly associated with arsenopyrite and pyrite within the Suurikiisikko break. The large 20,466 hectare Kittila property hosts additional parallel structures that have similarities to the Suurikuusikko main break.

Near mine exploration remains the main focus as the deposit is open at depth and laterally and exploration drilling in recent years has succeeded in deepening the Kittila mineral resources limit by approximately 560 metres to 2,100 metres depth. A primary exploration objective at Kittila is to grow and develop the Sisar Zone as a new mining horizon parallel to the producing Main Zone.

At the Kittila mine in 2022, the Company expects to spend approximately $12.4 million for 69,600 metres of drilling focused on the Main zone in the Roura and Rimpi areas as well as the Sisar zone. The drilling includes 46,800 metres of capitalized conversion drilling at the mine and 22,800 metres of expensed exploration drilling. The expensed drilling is focused on targets beyond the current mineral reserve area, especially from 1,500 to 2,000 metres depth and at shallower depths in the area north of the mine.

During the first half of 2022 at the Kittila mine, exploration drilling totaled 35 holes (18,678 metres) and conversion drilling totaled 63 holes (21,518 metres).

Selected recent drill results from Kittila are set out in the table in the Appendix and in the composite longitudinal section below.

South
North
Ketola
Etela
Suuri
Roura
Rimpi
0 m
-500 m
-1,000 m
-1,500 m
-2,000 m
SUU22-600
4.2 g/t Au / 4.7 m
ROU21-600
4.3 g/t Au / 6.0 m
ROU22-605
3.6 g/t Au / 6.2 m
SUU22-601
3.8 g/t Au / 4.9 m
ROU22-603
5.3 g/t Au / 4.7 m
ROU22-600
7.0 g/t Au / 3.1 m
ROD21-707
3.7 g/t Au / 5.6 m
ROD21-705
5.2 g/t Au / 3.0 m
RIE21-608
6.4 g/t Au / 4.9 m
ROD21-711B
3.1 g/t Au / 7.7 m
4.8 g/t Au / 3.2 m
RIE21-700E
6.3 g/t Au / 13.6 m
5.7 g/t Au / 3.7 m
RIE21-700F
3.0 g/t Au / 3.7 m
OPEN
OPEN
OPEN
7535000 N
7536000 N
7537000 N
7538000 N
7540000 N
2021 Mineral Reserve
2021 Mineral Resource
Open pit outline
Underground mine workings
Mined out areas
Sisar mineralized envelope outline
Significant current drill hole pierce points - Main Zone
Significant current drill hole pierce points - Sisar
Previously released drill hole pierce points - Sisar
0
1000
metres
Finnish Coordinate System KKJ Zone 2

[Kittila Mine – Composite Longitudinal Section]

24

Deep exploration drilling is ongoing around hole ROD15-704D (reported in February 2016) in a target area located approximately 1,700 to 1,900 metres below surface in the Sisar Zone. In early 2022, drilling confirmed the potential to extend the gold mineralization in this target area, with highlight hole RIE21-700E returning two intercepts in the Sisar Zone of 6.3 g/t gold over 13.6 metres at 1,948 metres depth (released on February 23, 2022) and 5.7 g/t gold over 3.7 metres at 1,973 metres depth (released on April 28, 2022). Newly reported hole RIE21-700F intersected 3.0 g/t gold over 3.7 metres at 1,958 metres depth within the target area, further extending the Sisar zone at depth to the north.

At shallower depths in the northernmost portion of the Sisar Zone, hole RIE21-608 intersected 6.4 g/t gold over 4.9 metres at 1,067 metres depth, demonstrating the potential for further extension of the Sisar Zone to the north.

Exploration drilling completed in the first half of 2022 in the contact area between the Suuri and Roura areas extended gold mineralization down-plunge from the Suuri area within both the Main and Sisar zones. Highlights from this target area include: hole ROU21-600, which intersected 4.3 g/t gold over 6.0 metres at 1,046 metres depth in the Main Zone; hole ROU22-600, which intersected 7.0 g/t gold over 3.1 metres at 1,120 metres depth in the Sisar Zone; and hole ROU22-603, which intersected 5.3 g/t gold over 4.7 metres at 1,206 metres depth in the Sisar Zone.

Positive exploration results were also achieved further north in the Roura area. In the Main Zone, highlight intersections include 3.1 g/t gold over 7.7 metres at 1,058 metres depth and 4.8 g/t gold over 3.2 metres at 1,087 metres depth in hole ROD21-711B; 3.6 g/t gold over 6.2 metres at 1,057 metres depth in hole ROU22-605; and 3.7 g/t gold over 5.6 metres at 1,048 metres depth in hole ROD21-707. In the Sisar zone, hole ROD21-705 returned 5.2 g/t gold over 3.0 metres at 1,402 metres depth.

Exploration drilling is also ongoing in the deepest portion of the Suuri area in proximity to the proposed bottom of the new shaft currently under construction. In the Sisar Zone highlights from the first half of 2022 include 4.2 g/t gold over 4.7 metres at 1,121 metres depth in hole SUU22-600 and 3.8 g/t gold over 4.9 metres at 1,366 metres depth in hole SUU22-601. These intercepts have extended Suuri at depth, where mineralization in both the Main and Sisar zones remains open at depth and to the north and south.

MEXICO

Agnico Eagle's operations in Mexico have been a solid source of precious metals production (gold and silver) since 2009.

Pinos Altos – Drilling at Cubiro and Pinos Altos Deep Confirms and Extends High-Grade Gold Mineralization

At the Pinos Altos mine in 2022, the Company expects to spend approximately $4.3 million for 22,400 metres of drilling, including 17,400 metres of exploration expensed drilling and 5,000 metres of definition capitalized drilling.

Exploration drilling during the first half of 2022 focused on two targets: the Cubiro deposit, located nine kilometres northwest of the Pinos Altos mine site; and the deep extensions of the Cerro Colorado and Oberon de Weber zones at the Pinos Altos mine. The expensed exploration drilling totaled 7,671 metres and definition and conversion drilling totaled 2,238 metres.

At Cubiro, infill drilling was undertaken on the western part of the main Cubiro corridor. Exploration was also conducted to confirm and extend the North Cubiro structure laterally towards the southeast, leading to the discovery of a new mineralized ore shoot with a highlight result of 2.2 g/t gold and 24 g/t silver over 11.0 metres at 210 metres depth, including 10.0 g/t gold and 73 g/t silver over 2.7 metres in hole CBUG-22-175.

At the Pinos Altos Deep project, exploration holes were drilled in the vertical extension of the Cerro Colorado and Oberon de Weber zones, with the aim of extending structures at depth below the lowest production level. Highlights include 3.1 g/t gold and 301 g/t silver over 11.6 metres at 649 metres depth, including 4.1 g/t gold and 679 g/t silver over 5.8 metres at 648 metres depth in hole UG22-283.

Exploration at Pinos Altos will continue to investigate extensions of known mineralized zones and test new targets for the remainder of 2022.

Selected recent intercepts from drilling at the Cubiro deposit and the Pinos Altos Deep project at the Pinos Altos mine are set out in the table in the Appendix and in the plan map and composite longitudinal sections below.

760 000
765 000
770000
3 135 000
3 130 000
Cubiro
A
Ramp
CBUG-22-177
CBUG-22-174
CBUG-22-170
CBUG-22-176
CBUG-22-175
Portal
A'
Calera
Bravo
Creston Mascota Pit
Madroño property
Sinter
Pinos Altos
Reyna de Plata
Reyna East
Santo Niño pit
B
Portal
San Eligio
Shaft
UG22-254
UG22-277
UG22-279
UG22-283
UG22-278
UG22-276
UG22-272
Process plant
Oberon de Weber pit
El Apache
B'
USA
La India
MEXICO
Gulf of Mexico
Pinos Altos
El Barqueño
Pacific Ocean
Cubiro
Mascota
Madroño
Reyna de Plata
Pinos Altos
Buena Vista Formation
Frijolar Andesite
Madroño Formation
Victoria Formation
Navosaigame Formation
2021 Mineral Reserve
2021 Mineral Resource
Fault
Veins & veinlets
Rivers
Significant current drill hole
Previously released drill hole
0
1,500
metres
Coordinate System: NAD 27 Zone 12N

[Pinos Altos Mine – Cubiro and Pinos Altos Plan Map]

[Pinos Altos Mine – Pinos Altos Composite Longitudinal Section]

[Pinos Altos Mine – Cubiro Composite Longitudinal Section]

La India – Drilling in Main Zone Shows Potential to Enlarge Open Pit to the West; Regional Exploration at La India Remains Focused on Chipriona Deposit and Other Sulphide Opportunities

At the La India mine in 2022, the Company expects to spend approximately $2.8 million for 13,000 metres of expensed exploration drilling near the mine and $3.0 million for 5,000 metres of expensed regional exploration drilling, field work including geological sampling, and new target generation.

Exploration drilling during the first half of 2022 had two objectives: testing the western extension of the Main Zone, with expensed exploration drilling totalling 5,412 metres (46 drill holes); and conducting infill drilling in the Chipriona deposit totalling 10,026 metres (58 drill holes). Regional exploration of early stage targets totaled another 5,038 metres (20 drill holes).

In the Main Zone, recent drilling has demonstrated a potential opportunity to enlarge the open pit towards an extension on the western fringe of the pit, with a recent highlight intersection of 1.1 g/t gold over 31.4 metres at 113 metres depth in hole INMRC22-2512.

Infill drilling at Chipriona continued to return high grade polymetallic mineralization throughout the deposit, with recent highlight intersections in hole CHP22-134 of 8.6 g/t gold, 452 g/t silver, 0.29% lead and 0.49% zinc over 14.5 metres at 139 metres depth, including 37.1 g/t gold, 1,520 g/t silver, 0.18% lead and 0.41% zinc over 3.0 metres at 134 metres depth. The Company is evaluating further drilling at Chipriona along strike to grow the mineral resources as it continues to study options to process sulphide ore at La India.

In regional exploration at La India, the Company continued to investigate for new oxide and sulphide mineralization targets including La Rocossa, Los Pinos, Ramona and Tres de Mayo.

Selected recent drill intercepts from the Main Zone and Chipriona deposit are set out in the table in the Appendix and in the plan map below.

700000
702000
704000
706000
708000
710000
3182000
3180000
3178000
3176000
N
La Chipriona
CHP22-134
8.6 g/t Au, 452 g/t Ag / 14.5 m
incl. 37.1 g/t Au, 1,520 g/t Ag / 3.0 m
CHP22-137
0.9 g/t Au, 503 g/t Ag / 11.7 m
incl. 2.4 g/t Au, 1,492 g/t Ag / 2.9 m
CHP22-142
0.3 g/t Au, 176 g/t Ag / 4.1 m
CHP22-138
2.9 g/t Au, 176 g/t Ag / 9.1 m
incl. 5.4 g/t Au, 342 g/t Ag / 3.7 m
CHP22-147
0.3 g/t Au, 238 g/t Ag / 12.1 m
incl. 0.6 g/t Au, 706 g/t Ag / 3.8 m
CHP22-161
2.9 g/t Au, 97 g/t Ag / 17.0 m
OPEN
OPEN
OPEN
Pinos
North Zone
El Realito
El Cochi
Ostimuri
Concession
La Dulzura
La India Zone
INMRC22-1294
2.1 g/t Au / 16 g/t Ag / 20.1 m
INMRC22-2528
1.2 g/t Au / 9 g/t Ag / 10.7 m
INMRC22-1293
1.3 g/t Au / 10 g/t Ag / 6.2 m
INMRC22-2512
1.1 g/t Au / 10 g/t Ag / 31.4 m
INMRC22-2525
0.6 g/t Au / 2 g/t Ag / 41.0 m
OPEN
Main Zone
2 km to Ramona &
5 km to 3 de Mayo targets
USA
Pinos Altos
MEXICO
Gulf of Mexico
La India
El Barqueño
Pacific Ocean
0
10
kilometres
Agnico Eagle Property - La India Tarachi outline
Lower volcanic series
Upper volcanic series
Sediments
Exploration targets
Significant current drill hole pierce points
Previously released drill hole pierce points
2020 Mineral Reserve
2020 Mineral Resource
Planned open pit
0
1
2
kilometres
Coordinate System: NAD 1927 UTM Zone 12N

[La India Mine – Chipriona Geology Plan Map]

Santa Gertrudis – Infill Drilling Program Targets Wide, Shallow Oxide Mineralization in Multiple Targets; Regional Exploration Grows Shallow Oxides and Investigates Potential for High-Grade Feeder System at Depth

At the Santa Gertrudis project in 2022, the Company expects to spend approximately $13.9 million for 43,150 metres of drilling, including 16,500 metres of infill drilling in the Cristina deposit and the series of deposits in the Zona Central trend as well as 26,650 metres of exploration drilling in several deposits including Amelia and Santa Teresa with a focus on growing mineral resources.

During the first half of 2022 at Santa Gertrudis, exploration drilling totaled 56 holes (26,780 metres) and infill drilling totaled 160 holes (14,712 metres).

Infill drilling completed in the first half of 2022 targeted shallow oxide mineralization in several deposits: Zona Central, Corridor Corral, Escondida, Greta and Cristina to advance scenarios to initiate mining in the oxide mineralization. Drilling at Cristina returned near-surface, broad intercepts of oxide mineralization. Highlights include 1.1 g/t gold over 54.8 metres at 59 metres depth in hole SG21-048 and 0.8 g/t gold over 34.0 metres at 45 metres depth in hole SG22-179.

Exploration drilling continued on several deposits during first half of 2022. At the Santa Teresa deposit, shallow oxide mineralization continued to grow with highlight results of 1.4 g/t gold over 9.6 metres at 123 metres depth in hole SGE22-567. At the Amelia deposit, exploration in the eastern, western and deep fringes of the deposit continued with highlight results of 5.3 g/t gold over 6.1 metres at 842 metres depth in hole SGE21-524. Elsewhere on the property, exploration continued to investigate for a high-grade feeder system below several shallow deposits including Toro, Centauro and Bertha with a highlight of 10.0 g/t gold over 6.1 metres at 72 metres depth in hole SGE21-525 in the Toro deposit.

Exploration at the Santa Gertrudis property for the rest of the year will continue the investigation by drilling of several targets generated by field work with the objective of growing the mineral resources while different scenarios for future project development are being considered.

Selected recent drill results from the Santa Gertrudis project are set out in a table in the Appendix and in the local geology map below.

Santa Gertrudis
Hermosillo
La India
Chihuahua
Pinos Altos
MEXICO
SGE22-544
4.3 g/t Au / 6.8 m
SGE21-524
5.3 g/t Au / 6.1 m
Amelia deposit
La Leona
TRINIDAD TREND
SGE22-567
1.4 g/t Au / 9.6 m
Espiritu Santo zone
SGE22-572
1.2 g/t Au / 9.7 m
Veronica
SGE22-573
2.3 g/t Au / 5.1 m
VIVIANA TREND
ESCONDIDA TREND
SGE21-525
10.0 g/t Au / 6.1 m
Santa Teresa zone
Santo Nino
SGE22-566
5.2 g/t Au / 8.1 m
and 4.3 g/t Au / 5.6 m
TORO TREND
CENTAURO TREND
Bertha
SGE22-588
6.1 g/t Au / 4.2 m
SGE21-537
4.1 g/t Au / 10.2 m
and 4.2 g/t Au / 8.0 m
BECERROS
CORRAL TREND
Exploration camp
Cieneguita
Dora zone
SG-21-005
1.3 g/t Au / 14.2 m
SG-22-179
0.8 g/t Au / 34.0 m
SG-22-182
0.6 g/t Au / 21.2 m
CRISTINA TREND
GRETA TREND
SG-21-048
1.1 g/t Au / 54.8 m
MIRNA TREND
Mirna
SG-21-009
1.2 g/t Au / 24.7 m
El Gasero
SG-21-011
1.1 g/t Au / 24.8 m
Known deposits
2020 Mineral Resource
Property outline
Exploration target areas
Significant current drill hole
Previously released drill hole
Historic pits
Roads
Faults
Cintura - Sandstone, calcareous siltstone
Mural - Limestone, siltstone, sandstone, shale
Morita - Conglomerate
Glance - Conglomerate
Alluvium
Diorite, andesitic, lamprophyre dikes
km
Coordinate system: WGS 84 Zone12N
540000
543000
546000
549000
552000
3394000
3391000
3388000
3385000

[Santa Gertrudis Project – Local Geology Map]

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at August 11, 2022. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward looking statements. When used in this news release, the words "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "will" and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation: the Company's forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling results and life of mine estimates; the estimated timing and conclusions of technical studies and evaluations; the methods by which ore will be extracted or processed; statements concerning the Company's expansion plans at Detour, Kittila, Meliadine Phase 2, the Amaruq underground project and the Odyssey project, including the timing, funding, completion and commissioning thereof and production therefrom; statements about the Company's plans at the Hope Bay mine; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources; statements regarding the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; statements regarding operations at and expansion of the Kitilla mine; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company's mine sites; and statements regarding anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2021 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2021 ("Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business; that cautionary measures taken in connection with the COVID-19 pandemic do not affect productivity; that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites; that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies (including labour) will be consistent with Agnico Eagle's expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde, Goldex and other properties is as expected by the Company; that the Company's current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company, whether directly or through effects on employee health, workforce productivity and availability (including the ability to transport personnel to fly-in/fly-out camps), travel restrictions, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate, availability of insurance and the cost thereof, the ability to procure inputs required for the Company's operations and projects or other aspects of the Company's business; uncertainties with respect to the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could negatively affect financial markets, including the trading price of the Company's shares and the price of gold, and could adversely affect the Company's ability to raise capital; the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including the LaRonde complex and Goldex mine; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; and risks associated with the Company's currency, fuel and by-product metal derivative strategies. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian securities administrators' (the "CSA") National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

For United States reporting purposes, the SEC adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in the SEC Modernization Rules, with definitions that are substantially similar to those used in NI 43-101.

Investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to exploration, mineral reserves and mineral resources have been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice President, Exploration and Eric Kallio, P.Geo, Executive Vice President, Exploration Strategy & Growth, each of whom is a "Qualified Person" for the purposes of NI 43-101.

Additional Information

Additional information about each of the Company's material mineral projects as at December 31, 2021, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources required by sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) of NI 43-101 can be found in the Company's AIF and MD&A filed on SEDAR each of which forms a part of the Company's Form 40-F filed with the SEC on EDGAR and in the following technical reports filed on SEDAR in respect of the Company's material mineral properties: 2005 LaRonde Mineral Resource & Mineral Reserve Estimate Agnico-Eagle Mines Ltd. LaRonde Division (March 23, 2005); NI 43-101 Technical Report Canadian Malartic Mine, Québec, Canada (March 25, 2021); Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 (February 14, 2018); the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada (February 11, 2015); the Detour Lake Operation Ontario, Canada NI 43-101 Technical report as at July 26, 2021 (October 15, 2021); and the Updated NI 43-101 Technical Report Fosterville Gold Mine in the State of Victoria, Australia as at December 31, 2018 (April 1, 2019).

Note Regarding Drill Results Tables

The pierce points for the drill results in this news release are shown on accompanying composite longitudinal sections. The drill collar coordinates for each hole are set out in a table in the Appendix. Intercepts reported show uncapped and capped grades when appropriate over estimated true widths, based on geological interpretation that is being updated as new information becomes available with further drilling.

APPENDIX

Recent Selected Exploration Drill Results

LZ5 mine and Zone 11-3 at LaRonde complex

Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (capped)*	Silver grade (g/t) (capped)*	Copper grade (%)	Zinc grade (%)
BZ-2021-008	810.0	833.8	692	18.1	2.4	2	0.01	0.01
BZ-2021-009	1,091.0	1,117.0	1,017	16.0	1.4	3	0.03	0.01
BZ-2022-001	932.3	960.8	841	17.5	2.1	1	0.03	0.01
LR-149-010	116.5	124.8	1,494	5.6	9.2	15	0.09	-
LR-149-011	123.9	130.7	1,456	6.8	6.9	22	0.20	0.18
LR-149-024	88.3	100.4	1,491	12.1	1.9	4	0.04	0.01
LR-149-025	140.7	146.5	1,465	5.8	12.6	12	0.04	-
LR-149-026	147.6	152.0	1,490	4.1	11.2	8	0.09	-
LR-149-028	120.5	128.6	1,436	6.5	7.2	19	0.18	1.60
LR-149-033	104.0	113.0	1,433	9.0	10.1	14	0.27	0.82

*Holes for LZ5 mine and Zone 11-3 use a capping factor of 30 g/t gold and 1,000 g/t silver.  The copper and zinc values in this table are uncapped.

South Zone at Goldex

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
GD90-214	South Zone Sector 2B	115.0	131.0	892	11.5	2.9	2.9
GD96-002	South Zone Sector 2B	7.0	10.0	955	3.0	14.7	14.7
GD112-050	South Zone Sector 3	210.0	236.0	1,224	21.0	3.2	3.2
GD128-057	South Zone Sector 3	98.0	122.0	1,291	20.0	4.1	4.1
GD135-016	South Zone Sector 3	59.8	86.0	1,321	26.2	9.3	6.9
GD135-019R	South Zone Sector 3	58.0	81.0	1,312	19.0	8.1	4.0
GD135-020	South Zone Sector 3	74.0	83.0	1,357	6.8	9.3	9.3
GD137-001	South Zone Sector 3	57.2	66.8	1,358	8.0	7.8	7.8
GD137-002	South Zone Sector 3	61.0	65.0	1,359	3.2	38.3	38.3

* Holes in the South Zone at Goldex use a capping factor of 95 g/t gold.

Odyssey South Zone and East Gouldie deposit at Canadian Malartic

Zone	Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
Odyssey South	MEX21-227	475	519	479	17.2	3.3	2.2
Odyssey South	UGOD-016-051	169.0	177.4	318	6.6	28.7	9.1

Zone	Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)		Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
Odyssey South	UGOD-021-002	315.5	347.9	359	17.0		5.2	5.2
Odyssey South	UGOD-021-003	267.0	282.9	301	9.6		4.3	4.3
Odyssey South	UGOD-021-005	267.0	294.0	336	15.6		2.4	2.3
Odyssey South	UGOD-021-007	254.5	266.2	323	7.4		19.1	8.7
Odyssey South	UGOD-021-008	265.0	285.1	344	12.9		6.7	6.6
Odyssey South	UGOD-021-009	247.0	269.8	329	15.2		5.2	4.6
Odyssey South	UGOD-021-025	202.2	215.5	259	10.6		5.8	3.6
Odyssey South	UGOD-026-001	177.2	199.0	252	19.0		3.5	3.5
EG South	MEX20-183W	1,393.4	1,406.5	1,185	9.7		9.8	7.8
EG South	MEX21-203RWA	1,729.0	1,745.0	1,469	14.2		4.2	4.2
EG South	MEX21-219	1,849.4	1,905.5	1,690	46.8		1.9	1.9
EG South	MEX21-219ZA	1,878.0	1,902.5	1,661	21.0		5.7	5.7
EG North	MEX21-220W	1,535.5	1,581.8	1,072	45.3		4.9	4.9
EG South	MEX21-221ZA	1,687.5	1,718.0	1,374	30.2		2.6	2.6
EG South	MEX21-221ZB	1,720.1	1,754.0	1,483	32.6		2.5	2.5
EG S & N	MEX21-224	1,755.0	1,795.1	1,577	35.6		2.6	2.5
EG S & N	MEX21-224WZ	1,723.7	1,775.1	1,528	43.9		2.5	2.5
EG South	MEX21-225WBZ	1,568.6	1,638.5	1,439	60.3		2.2	2.2
EG South	MEX21-226	1,837.0	1,912.0	1,719	64.9		2.1	2.1
EG South	MEX21-226W	1,861.2	1,891.7	1,667	26.5		4.8	4.8
EG South	MEX21-227	1,629.7	1,675.0	1,527	36.1		3.5	3.5
EG South	MEX21-228W	1,742.5	1,771.5	1,534	27.5		6.9	6.8
EG North	MEX21-230WB	1,459.0	1,482.4	1,064	22.5		6.5	6.5
EG North	MEX22-231**	1,651.0	1,722.5	1,580	62.9		1.8	1.8
EG North	MEX22-233	1,470.5	1,504.3	1,126	33.2		5.0	5.0
Rand Malartic	RD20-4677B	1,351.7	1,381.0	1,208	29.3	†	1.6	1.6
E Gouldie Regional	RD21-4689AA**	2,645.0	2,652.9	2,537	7.9	†	4.1	3.1

* Results from the Odyssey and the East Gouldie deposit use a capping factor of 20 g/t gold.

** Previously reported on July 27, 2022.

† Intercepts reported as core length. True thickness undetermined.

Saddle, West Pit and West Pit Extension zones at Detour Lake

Zone	Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
Saddle	DLM21-348A	564.0	610.0	488	41.0	1.0
	and	748.0	753.0	614	4.6	5.0
Saddle	DLM22-414	696.0	726.0	561	27.4	2.1
Saddle	DLM22-425	366.7	434.3	354	55.9	1.1
	and	602.9	695.8	565	78.9	1.4
West Pit	DLM22-450W	380.0	383.0	315	2.7	19.9
	and	684.5	707.0	548	21.0	2.2
West Pit	DLM22-456	520.4	573.3	467	46.3	1.3
	and	786.0	789.0	659	2.7	4.4
West Pit - New	DLM22-404W	933.0	1,029.0	806	88.2	2.3
	including	978.0	1,027.0	822	45.1	3.6
West Pit - New	DLM22-422W	852.0	862.0	689	9.2	13.1
West Pit - New	DLM22-428A	756.0	782.2	693	21.3	1.1
West Pit - New	DLM22-434	447.9	457.8	374	8.8	6.2
West Pit - New	DLM22-446	859.0	916.0	691	53.0	1.0
	and	933.3	973.0	739	37.0	2.1
West Pit - New	DLM22-451	838.0	862.0	684	22.3	1.8
	and	907.0	983.0	753	71.0	1.0
West Pit - New	DLM22-476	821.0	824.0	671	2.7	3.8
West Pit Extension	DLM22-410W1	842.0	845.0	747	2.4	2.6
	and	942.0	945.1	835	2.5	5.4
West Pit Extension	DLM22-426A	844.0	897.0	751	47.0	0.5
West Pit Extension	DLM22-430A	757.7	766.3	669	7.3	3.6
	and	892.0	895.0	779	2.6	4.4
West Pit Extension	DLM22-469	1,041.0	1,056.0	917	13.1	5.8
	including	1,042.0	1,045.0	913	2.6	24.5
West Pit Extension	DLM22-471	1,078.0	1,112.0	951	30.3	0.9

*Results from Detour Lake are uncapped.

Macassa and AK deposit

Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)		Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
51-656	48.9	51.2	1,506	2.3	**	3.7	3.7
53-4544	181.3	183.3	1,784	2.0		14.1	14.1
53-4552	300.4	302.4	1,659	2.0		14.2	14.2
53-4578	450.7	452.7	1,946	2.0	**	12.2	12.2
53-4580	214.4	216.6	1,639	2.1	**	30.9	30.9
and	296.9	298.9	1,659	2.0	**	5.8	5.8
53-4581	235.3	238.0	1,834	2.0		49.5	47.3
and	243.2	245.2	1,841	2.0		45.5	41.8
53-4586	289.4	291.4	1,677	2.0	**	17.3	17.3
53-4587	269.6	271.6	1.635	2.0		96.9	62.7
53-4590	221.1	223.1	1,695	2.0		9.9	9.9
58-721	5.1	7.1	1,831	2.0	**	12.7	12.7
58-723	406.4	408.4	2,211	1.7		20.5	20.5
58-730	552.0	554.0	2,362	2.0		20.6	17.5
KLAK-010	90.0	96.6	222	6.5		15.1	14.1
KLAK-011	135.0	138.1	112	2.0		25.5	23.9
KLAK-021	73.3	87.9	208	13.8		8.1	8.1
KLAK-023	78.3	82.8	252	4.2		10.6	10.6
KLAK-032	73.4	78.7	201	3.4		12.1	12.1
KLAKC22-144	180.0	188.2	128	5.6		5.7	5.7
KLAKC22-145	245.2	251.0	176	3.8		22.0	22.0
KLAKC22-146	195.0	204.0	147	6.0		5.9	5.9
KLAKC22-148	186.0	196.0	138	6.7		6.9	6.9
KLAKC22-149	194.0	203.0	137	6.3		4.4	4.4
KLAKC22-152	236.1	255.0	171	12.6		12.9	12.9
KLAKC22-157	216.0	222.6	154	4.3		9.1	9.1
KLAKC22-160	190.1	201.0	125	7.7		6.0	6.0
KLAKC22-162	205.7	217.0	146	7.6		8.7	8.7
KLAKC22-163W2	509.3	512.5	407	2.4		18.3	18.3
KLAKC22-164	210.9	217.2	155	4.0		10.9	10.9
KLAKC22-165	222.2	237.5	171	9.2		9.0	9.0
KLAKC22-166W2	625.8	629.5	496	2.5		13.0	13.0

* Results from the Macassa mine use a capping factor ranging from 68.6 g/t to 445.7 g/t gold depending on the zone. Results from AK use a capping factor of 70 g/t gold.

Upper Beaver deposit at Kirkland Lake Regional

Drill hole	From (metres)	To (metres)	Depth of mid-point below surface (metres)	Estimated true width (metres)*		Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)**	Copper grade (%) (uncapped)
KLUB21-137W5	862.5	882.3	839	14.1		5.0	5.0	-
and	949.9	967.8	921	9.0		12.4	12.4	0.04
KLUB21-138W2	873.3	877.4	834	3.9		13.5	13.5	-
KLUB21-163W23	1,215.6	1,220.7	1,094	4.2		16.3	16.3	0.03
KLUB21-163W24	1,192.7	1,197.1	1,053	4.0		52.6	52.6	-
KLUB21-163W25	1,206.2	1,212.4	1,076	5.8		8.7	8.7	0.15
KLUB21-328W11	1,719.5	1,728.0	1,550	7.0		4.7	4.7	0.31
KLUB21-328W15	1,733.5	1,739.6	1,581	5.8		7.3	7.3	0.08
and	1,751.3	1,763.9	1,600	12.0		8.8	8.8	0.54
KLUB21-751W2	897.0	904.5	845	4.8		15.3	15.3	0.20
KLUB22-165W10	1,049.4	1,058.0	908	5.7		10.2	10.2	0.01
KLUB22-172E	1773.0	1774.2	1,554	1.1		3.6	3.6	1.10
KLUB22-172W2	1,688.6	1,689.3	1,464	0.7	**	11.3	11.3	0.12
and	1,723.5	1,724.5	1,492	1.0	**	12.3	12.3	0.01
KLUB22-328W16	1,735.4	1,740.2	1,581	3.4		15.8	15.8	1.00
KLUB22-751W3	902.2	916.1	865	7.0		17.3	16.66	0.38
including	902.2	906.9	860	2.4		43.0	40.15	0.29
KLUB22-751W4	955.0	970.0	918	7.5		19.6	17.69	0.24
KLUB22-766	1,001.0	1,002.5	913	1.2		14.9	14.9	0.01
KLUB22-768	714.0	719.2	629	5.2	**	68.1	51.52	0.01

*Holes in the Deep East Porphyry and Footwall zones of the Upper Beaver deposit use a capping factor of 90 g/t gold.

** Core length. True width undetermined.

Pump deposit at Meliadine

Drill hole	Lode	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
M22-3360	3100	132.0	135.0	87	3.0	9.4	9.4
M22-3361	3100	122.2	127.4	125	4.2	11.7	11.7
including	3100	124.3	126.8	126	2.0	21.2	21.2
M22-3362	3010	99.8	105.2	76	5.4	6.4	6.4
including	3010	101.1	102.5	76	1.4	18.3	18.3
M22-3364	3100	141.1	145.6	143	4.1	6.5	6.5
including	3100	143.1	145.6	144	2.2	11.1	11.1
M22-3380A	3101	325.8	330.0	328	4.2	9.3	9.3
M22-3382A	3340	31.5	35.0	33	2.5	8.2	8.2
and	3101	318.0	324.3	321	5.0	7.7	7.7
M22-3384	3100	336.6	341.0	339	3.7	21.5	20.4
M22-3391	3100	561.4	567.6	565	5.3	33.8	18.8
M22-3401	3100	485.1	491.0	488	5.0	10.1	10.1

*A capping factor of 40 g/t gold is used at the Pump deposit.

IVR and Whale Tail deposits at Amaruq

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
AMQ21-2680	IVR	484.0	507.8	391	22.4	13.4	6.0
AMQ21-2690	IVR	472.0	483.3	385	8.7	4.5	4.5
AMQ21-2690A	IVR	421.0	428.4	360	5.2	13.5	13.5
and	IVR	470.7	475.0	401	3.3	7.3	7.3
AMQ21-2707A	IVR	448.1	456.5	352	8.1	8.9	5.3
AMQ21-2728A	IVR	460.0	465.6	336	5.1	21.1	20.3
AMQ21-2729	IVR	308.3	315.1	223	5.9	6.9	6.8
AMQ21-2733B	IVR	263.6	267.9	181	3.7	4.6	4.6
AMQ21-2745	IVR	386.5	397.5	296	9.5	5.4	5.4
AMQ-290-200-F1	WT	21.6	30.6	285	7.2	5.2	5.2
and	WT	30.6	58.4	284	20.8	5.5	5.5
AMQ-320-200-F1	WT	44.4	56.5	317	12.0	7.1	7.1
AMQ-320-200-U1	WT	20.9	47.9	305	27.0	5.6	5.6
AMQ-320-201-U1	WT	29.6	54.8	299	25.2	3.4	3.4
AMQ-320-204-F1	WT	15.7	40.7	314	20.0	6.3	6.3
AMQ-320-204-U1	WT	10.0	13.1	305	3.1	92.4	23.7
and	WT	14.8	32.5	297	17.7	7.7	7.7
AMQ-320-205-F1	WT	36.0	61.4	314	9.9	6.7	6.7
AMQ-320-205-U1A	WT	28.4	50.2	282	21.2	9.3	9.3
AMQ-350-194-U1	WT	20.0	33.7	340	10.5	10.0	10.0
AMQ-350-195-F1	WT	24.1	32.1	346	7.7	6.0	6.0

*The capping factor for holes at Amaruq ranges from 10 g/t to 100 g/t gold depending on the zone.

Doris and Madrid deposits at Hope Bay

Drill hole	Deposit / Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
HBDCN22-041	Doris / Central	114.5	117.5	302	2.6	14.4	14.4
HBDCO22-036	Doris / Connector	87.5	90.5	151	3.0	12.9	12.9
HBDCO22-50436	Doris / Connector	104.0	107.5	174	3.5	9.6	9.6
HBDCO22-50938	Doris / Connector	187.0	191.5	254	3.8	5.7	5.7
and	Doris / Connector	198.0	202.5	260	4.0	10.2	10.2
HBDCO22-50939	Doris / Connector	202.2	206.0	260	3.5	7.6	7.6
HBDNO22-50920	Doris / Connector	102.4	113.0	113	9.9	2.4	2.4
HBDWV22-50953	Doris / West Valley	72.5	75.8	258	3.3	18.5	14.1
and	Doris / West Valley	130.0	133.6	250	3.4	32.8	25.2
HBDWV22-50957	Doris / West Valley	75.8	80.3	235	4.5	21.4	15.4
HBDWV22-50963	Doris / West Valley	64.7	67.9	264	3.2	9.6	9.6
HBDWV22-50979	Doris / West Valley	58.8	61.7	286	3.0	38.3	25.4
and	Doris / West Valley	80.0	83.1	292	3.1	23.1	21.6
HBDWV22-50980	Doris / West Valley	74.0	77.0	296	3.1	11.0	11.0
HBBCO22-008	Doris / BTD Connector	276.7	281.5	362	3.0	13.8	13.8
and	Doris / BTD Connector	299.0	305.0	379	3.6	10.0	10.0
HBBCO22-009	Doris / BTD Connector	275.7	287.5	370	7.5	3.6	3.6
HBBCO22-014	Doris / BTD Connector	163.0	166.0	247	2.9	40.0	25.1
HBBCO22-055	Doris / BTD Connector	202.0	208.4	335	3.6	4.0	4.0
HBD21-013	Doris / BTD Connector	614.5	619.7	502	4.8	23.0	23.0
HBD22-018	Doris / BTD Connector	610.7	626.0	491	15.3	9.4	9.4
HBD22-026	Doris / BTD Connector	661.0	664.3	550	3.3	20.4	20.4
and	Doris / BTD Connector	812.5	816.0	468	3.0	20.5	14.6
HBD22-027	Doris / BTD Connector	659.0	668.2	626	7.7	3.1	3.1
and	Doris / BTD Connector	757.5	761.0	705	2.4	10.4	10.4
HBD22-030	Doris / BTD Connector	594.5	602.0	492	7.1	12.2	12.2
HBD22-036	Doris / BTD Connector	609.0	641.5	495	32.2	11.2	6.9
including	Doris / BTD Connector	621.5	626.5	494	5.0	54.2	25.9
HBDBE22-50886	Doris / BTD Extension	130.5	134.0	327	3.5	41.5	20.9
HBDBE22-50888	Doris / BTD Extension	111.8	115.0	344	2.3	32.2	20.9
HBM22-040	Madrid / Naartok East	461.0	468.0	385	7.0	7.0	7.0
HB03PMD225	Madrid / Suluk	611.3	630.0	540	9.0	5.6	5.6
HBTMMSU19-00023	Madrid / Suluk	772.7	782.0	698	4.4	10.8	10.8

*Results from the Doris and Madrid deposits at Hope Bay use a capping factor of 50 g/t gold.

Fosterville

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
UDH4370	Lower Phoenix	266.0	288.8	1,656	20.6	5.6
including		268.9	273.0	1,650	3.8	15.5
including		284.0	287.9	1,663	3.5	9.3
UDH4372A	Lower Phoenix	306.0	307.5	1,716	1.4	226.2
including		306.0	306.8	1,716	0.8	420.2
UDH4378	Lower Phoenix	228.1	236.4	1,581	8.0	31.5
including		235.6	236.4	1,583	0.7	306.8
UDH4413	Lower Phoenix	280.4	281.9	1,682	1.1	365.5
including		280.7	281.2	1,682	0.4	1,075.8
UDH4203	Cygnet	171.7	176.7	1,236	4.5	12.7
UDH4229	Cygnet	168.0	176.8	1,332	8.5	8.9
UDH4297	Cygnet	240.2	248.1	1,144	5.6	9.7
UDH4357	Cygnet	251.7	260.8	1,480	7.2	7.8
UDH4291	Pen	124.9	130.8	1,284	5.6	16.9
including		125.0	125.5	1,283	0.4	68.9
UDH4191	Ptarmigan	173.0	175.9	1,221	2.2	174.4
including		125.0	125.5	1,283	0.4	68.9
UDH4446	Curie	177.1	179.3	661	1.8	58.0
including		177.1	177.3	661	0.2	187.7
including		177.9	178.1	661	0.2	427.4
UDR003A	Curie	1,028.8	1,047.5	1,377	6.1	5.1
UDR009	Curie	1,084.2	1,090.8	1,388	6.1	3.3
UDR015	Curie	620.1	626.1	1,106	4.9	68.0

*Results from the Fosterville mine are uncapped.

Main and Sisar zones in the Rimpi, Roura and Suuri areas at Kittila

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
RIE21-700E**	Sisar Deep	1137.3	1157.0	1,948	13.6	6.3
and	Sisar Deep	1195.8	1201.0	1,973	3.7	5.7
RIE21-608	Sisar Top	316.0	321.0	1,067	4.9	6.4
ROD21-705	Sisar Central	534.0	540.0	1,402	3.0	5.2
ROD21-711B	Main Roura	139.6	154.3	1,058	7.7	3.1
and	Main Roura	187.0	193.0	1,087	3.2	4.8
ROU21-600	Main Roura	166.0	173.0	1,046	6.0	4.3
ROU22-600	Sisar Central	215.0	219.0	1,120	3.1	7.0
ROU22-603	Sisar Central	315.0	322.0	1,206	4.7	5.3
ROU22-605	Main Roura	114.8	123.0	1,057	6.2	3.6
ROD21-707	Main Roura	162.5	169.0	1,048	5.6	3.7
RIE21-700F	Sisar Deep	1162.0	1169.5	1,958	3.7	3.0
SUU22-600	Sisar Central	230.0	235.9	1,121	4.7	4.2
SUU22-601	Sisar Central	454.0	462.0	1,366	4.9	3.8

*Results from the Kittila mine are uncapped.

**Previously released on February 23, 2022 (upper intersection) and April 28, 2022 (lower intersection).

Cubiro deposit and Pinos Altos Deep project at Pinos Altos

Drill hole	From (m)	To (m)	Depth of midpoint below surface (m)	Estimated true width (m)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)
CBUG22-170	45.9	48.7	230	2.83	2.3	2.3	31	31
and	51.4	54.1	228	2.73	2.3	2.3	44	44
and	60.6	65.9	223	5.22	4.5	3.6	64	64
including	62.6	64.4	222	1.74	12.4	10.0	155	155
CBUG22-174	277.5	278.4	73	0.9	2.7	2.7	101	101
CBUG22-175	155.0	166.0	211	11.0	3.6	2.2	24	24
including	158.0	160.0	211	2.0	1.8	1.8	10	10
including	162.3	165.0	210	2.7	12.1	10.0	73	73
and	189.8	192.0	207	2.2	1.8	1.8	6	6
CBUG22-176	124.9	130.7	285	5.8	5.4	2.5	21	21
including	128.9	130.0	283	1.2	24.6	10.0	97	97
and	132.8	137.0	288	4.2	2.6	2.6	58	58
including	134.1	136.0	289	1.9	5.5	5.5	128	128
CBUG22-177	305.3	307.5	50	2.2	1.3	1.3	24	24
including	306.8	307.5	49	0.7	2.4	2.4	60	60
UG22-254	26.0	36.0	468	9.3	1.2	1.2	80	80
and	120.0	124.5	563	4.2	1.2	1.2	67	67
and	132.4	143.3	587	10.2	1.1	1.1	77	77
UG22-272	264.0	274.0	315	9.9	1.3	1.3	54	54
including	270.0	274.0	320	4.0	2.7	2.7	114	114
UG22-276	91.0	105.0	328	14.0	2.6	2.6	58	58
including	92.0	98.0	328	6.0	4.1	4.1	70	70
UG22-277	110.4	120.0	589	9.6	1.2	1.2	107	59
including	110.4	112.0	589	1.5	4.7	4.7	434	200
UG22-278	78.0	83.2	339	5.2	2.5	2.5	48	48
UG22-279	106.2	111.1	537	4.9	1.1	1.1	40	40
UG22-283	155.4	167.2	649	11.6	3.7	3.1	301	122
including	155.4	161.3	648	5.8	5.4	4.1	301	122

*Results from the Cubiro deposit and Pinos Altos Deep project at Pinos Altos mine use a capping factor of 10 g/t gold and 200g/t silver.

Main Zone and Chipriona deposit at La India

Drill hole	From (m)	To (m)	Depth of midpoint below surface (m)	Estimated true width (m)	Gold grade (g/t) uncapped	Gold grade (g/t) capped	Silver grade (g/t)	Lead grade (%)	Zinc grade (%)
INMRC22-1293	144.0	150.4	141	6.2	1.3	1.3	10	-	-
INMRC22-1294	42.4	66.0	60	20.1	2.1	2.1	2.1	-	-
INMRC22-2512	95.0	132.0	113	31.4	1.1	2.1	10	-	-
INMRC22-2525	108.0	158.0	133	41.0	0.6	0.6	2	-	-
INMRC22-2528	119.0	133.0	6	10.7	1.2	1.2	9	-	-
CHP22-134	180.0	196.0	139	14.5	8.6	8.6	452	0.29	0.49
including	182.2	185.5	134	3.0	37.1	37.1	1,520	0.18	0.41
CHP22-137	99.7	114.0	109	11.7	0.9	0.9	503	0.57	0.71
including	107.7	111.3	113	2.9	2.4	2.4	1492	1.13	1.59
CHP22-138	253.0	263.0	132	9.1	2.9	2.9	176	0.24	0.40
including	255.6	259.7	132	3.7	5.4	5.4	342	0.30	0.33
CHP22-142	79.7	84.4	92	4.1	0.3	0.3	176	0.40	1.35
CHP22-147	13.0	26.0	24	12.1	0.3	0.3	238	2.72	1.58
including	17.9	21.9	22	3.8	0.6	0.6	706	7.30	3.42
CHP22-161	116.9	137.0	101	17.0	2.9	2.9	97	0.84	2.61

Santa Gertrudis

Drill hole	Area	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)*
SGE21-524	Amelia	825.0	831.9	842	6.1	10.1	5.3	266	201
SGE21-525	Toro	86.0	92.5	72	6.1	11.3	10.0	5	5
SGE21-537	Centauro	283.0	296.0	249	10.2	4.1	4.1	3	3
and	Centauro	300.0	310.0	260	8.0	4.2	4.2	3	3
SGE22-544	Amelia	670.0	677.1	674	6.8	4.3	4.3	4	4
SGE22-566	Centauro	469.0	483.0	428	8.1	5.2	5.2	8	8
and	Centauro	524.0	531.0	453	5.6	4.3	4.3	2	2
SGE22-567	Santa Teresa	199.1	210.0	123	9.6	1.4	1.4	1	1
SGE22-572	Santa Teresa	106.0	117.0	91	9.7	1.2	1.2	2	2
SGE22-573	Santa Teresa	126.0	132.0	69	5.1	2.3	2.3	8	8
SGE22-588	Bertha	601.0	607.0	403	4.2	6.1	6.1	4	4
SG-21-005	Cristina	16.4	30.6	23	14.2	1.3	1.3	37	37
SG-21-009	Cristina	74.2	98.9	89	24.7	1.2	1.2	4	4
SG-21-011	Cristina	4.3	29.0	18	24.8	1.1	1.1	33	33
SG-21-048	Cristina	29.0	83.8	59	54.8	1.1	1.1	6	6
SG-22-179	Cristina	37.0	71.0	45	34.0	0.8	0.8	12	12
SG-22-182	Cristina	28.0	51.0	41	21.2	0.6	0.6	11	11

*Holes use a capping factor of 25 g/t gold and 1,000 g/t silver.  The cut-off grade used for these intervals is 0.3 g/t gold in oxide material and 1.0 g/t gold in sulphide material.

EXPLORATION DRILL HOLE COLLAR COORDINATES

Drill hole	UTM East	UTM North	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)

LaRonde complex
BZ-2021-008	686708	5347428	310	1	-69	927
BZ-2021-009	686708	5347429	310	353	-77	1,209
BZ-2022-001	686708	5347429	310	5	-74	1,099
LR-149-010	689338	5347194	1,141	224	-9	169
LR-149-011	689338	5347194	1,140	219	7	152
LR-149-024	689338	5347194	1,149	209	-10	141
LR-149-025	689241	5347231	1,150	200	8	165
LR-149-026	689241	5347231	1,139	204	-4	177
LR-149-028	689338	5347194	1,149	223	19	154
LR-149-033	689338	5347194	1,150	204	24	139
Goldex
GD112-050	287084	5330590	-817	153	-29	270
GD128-057	287080	5330368	-959	29	-18	249
GD135-016	286966	5330438	-1,046	27	22	408
GD135-019R	286966	5330438	-1,047	38	31	120
GD135-020	286966	5330438	-1,049	38	-5	145
GD137-001	286984	5330441	-1,074	11	12	120
GD137-002	286984	5330441	-1,074	21	12	120
GD90-214	286606	5330702	-588	263	-2	225
GD96-002	286506	5330685	-642	242	-44	69
Canadian Malartic
MEX20-183W	718319	5334208	310	197	-68	1,593
MEX21-203RWA	717847	5334653	309	200	-70	2,014
MEX21-219	717953	5334659	308	195	-74	2,013
MEX21-219ZA	717953	5334659	308	195	-74	1,995
MEX21-220W	717423	5334738	310	189	-56	1,757
MEX21-221ZA	717934	5334661	308	178	-67	1,899
MEX21-221ZB	717934	5334661	308	178	-67	1,899
MEX21-224	717441	5334730	309	185	-72	2,301
MEX21-224WZ	717441	5334730	309	185	-72	2,001
MEX21-225WBZ	717781	5334448	309	165	-75	1,764
MEX21-226	717866	5334657	309	190	-75	2,001
MEX21-226W	717866	5334657	309	190	-75	2,004
MEX21-227	718201	5334350	310	163	-75	2,202
UGOD-016-051	718413	5334160	124	26	-50	325
UGOD-021-002	718562	5334447	127	228	-30	421
UGOD-021-003	718562	5334447	127	227	-23	321
UGOD-021-005	718563	5334447	127	222	-31	366
UGOD-021-007	718563	5334447	127	213	-30	306
UGOD-021-008	718563	5334447	127	205	-34	342
UGOD-021-009	718563	5334447	127	202	-32	300

Drill hole	UTM East	UTM North	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)

UGOD-021-025	718563	5334447	128	201	-18	237
UGOD-026-001	718340	5334486	79	170	-7	219
Detour Lake
DLM21-348A	589163	5541738	284	182	-59	1,241
DLM22-404W	587280	5541975	286	174	-62	531
DLM22-410W1	585432	5542315	283	174	-63	1,278
DLM22-414	589485	5541704	286	181	-60	1,158
DLM22-422W	587563	5541845	286	176	-58	1,075
DLM22-425	589378	5541564	280	181	-65	1,099
DLM22-426A	586680	5542047	298	178	-68	1,026
DLM22-428A	587204	5541816	300	174	-69	1,150
DLM22-430A	585123	5542200	287	182	-64	1,060
DLM22-434	587730	5541665	287	175	-58	1,008
DLM22-446	587363	5541990	290	174	-59	1,251
DLM22-450W	587640	5542010	288	175	-59	1,275
DLM22-451	587281	5541942	298	173	-60	1,227
DLM22-456	587721	5541920	285	176	-64	891
DLM22-469	585972	5542325	311	192	-65	1,278
DLM22-471	586114	5542288	297	186	-69	1,250
DLM22-476	587363	5541847	291	174	-58	1,124
Macassa and AK Deposit
51-656	567411	5330597	-1,218	309	19	509
53-4544	570388	5332104	-1,258	332	-85	412
53-4552	570296	5332023	-1,258	318	-11	363
53-4578	568403	5330933	-1,264	326	-54	579
53-4580	568403	5330933	-1,263	326	-17	390
53-4581	570387	5332103	-1,258	282	-77	351
53-4586	570297	5332024	-1,258	321	-15	372
53-4587	570297	5332024	-1,257	326	-6	375
53-4590	570387	5332104	-1,257	309	-25	347
58-721	569704	5332042	-1,490	337	-69	470
58-723	569629	5332024	-1,479	317	-75	579
58-730	569630	5332024	-1,479	333	-82	610
KLAK-010	569768	5331267	109	-222	174	164
KLAK-011	569767	5331267	111	-112	146	194
KLAK-021	569889	5331273	94	-208	105	162
KLAK-023	569889	5331274	93	-252	123	151
KLAK-032	569890	5331274	94	-201	180	28
KLAKC22-144	569901	5331081	336	2	-48	207
KLAKC22-145	569984	5331043	343	0	-51	285
KLAKC22-146	569984	5331043	343	0	-51	285
KLAKC22-148	569901	5331081	336	5	-51	231
KLAKC22-149	569901	5331081	336	356	-51	222
KLAKC22-152	569921	5331078	339	1	-48	207
KLAKC22-157	569981	5331068	344	356	-51	240
KLAKC22-160	569954	5331070	343	355	-46	213
KLAKC22-162	569954	5331069	343	359	-50	222

Drill hole	UTM East	UTM North	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)

KLAKC22-163W2	570012	5330910	338	2	-63	551
KLAKC22-164	569954	5331069	343	0	-53	240
KLAKC22-165	569954	5331069	343	349	-54	270
KLAKC22-166W2	570041	5330827	336	8	-56	675
Upper Beaver
KLUB21-137W5	591879	5336177	301	138	-78	1,135
KLUB21-138W2	591879	5336177	301	139	-74	1,083
KLUB21-163W23	591772	5336530	317	135	-70	1,433
KLUB21-163W24	591772	5336530	317	135	-70	1,374
KLUB21-163W25	591772	5336530	317	135	-70	1,422
KLUB21-328W11	591948	5337074	320	129	-71	1,854
KLUB21-328W15	591948	5337074	320	129	-71	1,851
KLUB21-751W2	591807	5336090	302	137	-76	1,080
KLUB22-165W10	591742	5336462	306	136	-68	1,275
KLUB22-172E	592219	5336724	316	130	-68	1,863
KLUB22-172W2	592219	5336724	316	130	-68	1,851
KLUB22-328W16	591948	5337074	320	129	-71	1,845
KLUB22-751W3	591807	5336089	302	137	-76	1,077
KLUB22-751W4	591807	5336089	302	137	-76	1,086
KLUB22-766	591770	5337032	319	167	-81	1,185
KLUB22-768	591770	5337032	319	201	70	972
KLUB21-137W5	591879	5336177	301	138	-78	1,135
KLUB21-138W2	591879	5336177	301	139	-74	1,083
KLUB21-163W23	591772	5336530	317	135	-70	1,433
KLUB21-163W24	591772	5336530	317	135	-70	1,374
Meliadine
M22-3360	540384	6986557	101	198	-45	141
M22-3361	540340	6986609	101	195	-63	189
M22-3362	540349	6986571	101	200	-53	138
M22-3364	540312	6986639	101	197	-53	195
M22-3382A	540373	6986860	101	203	-67	372
M22-3384	540415	6986862	101	202	-66	360
M22-3391	540146	6987262	101	196	-63	633
M22-3380A	540329	6986901	101	180	-58	372
M22-3401	540204	6987154	101	199	-66	536
Meadowbank complex
AMQ21-2680	607580	7256136	162	321	-60	564
AMQ21-2690	607530	7256075	163	292	-63	492
AMQ21-2690A	607530	7256075	163	292	-63	507
AMQ21-2707A	607528	7256200	163	324	-55	503
AMQ21-2728A	607530	7256074	163	310	-51	510
AMQ21-2729	607470	7256159	161	325	-48	456
AMQ21-2733B	607468	7256158	161	327	-46	239
AMQ21-2745	607469	7256158	161	315	-52	474
AMQ-290-200-F1	606829	7255438	126	331	2	100
AMQ-320-200-F1	606821	7255451	157	331	18	87
AMQ-320-200-U1	606837	7255459	155	331	23	61

Drill hole	UTM East	UTM North	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)

AMQ-320-201-U1	607580	7256136	155	321	-60	564
AMQ-320-204-F1	606873	7255489	154	342	1	70
AMQ-320-204-U1	606873	7255489	153	350	38	72
AMQ-320-205-F1	606903	7255489	153	331	-1	87
AMQ-320-205-U1A	606903	7255489	150	331	46	72
AMQ-350-194-U1	606722	7255409	185	331	11	48
AMQ-350-195-F1	606738	7255413	186	331	0	102
Hope Bay
HBDCN22-041	433780	7557548	-198	125	-35	196
HBDCO22-036	433606	7558823	-86	77	-16	220
HBDCO22-50436	433624	7558717	-101	124	-18	210
HBDCO22-50938	433624	7558717	-102	104	-41	239
HBDCO22-50939	433624	7558718	-102	106	-38	223
HBDNO22-50920	433608	7559057	-52	120	-9	243
HBDWV22-50953	433707	7557853	-231	85	11	150
HBDWV22-50957	433624	7558718	-102	106	-38	223
HBDWV22-50963	433701	7557884	-235	85	12	156
HBDWV22-50979	433734	7557748	-231	136	-16	120
HBDWV22-50980	433735	7557749	-231	126	-19	109
HBBCO22-008	433620	7559307	-105	122	-52	342
HBBCO22-009	433620	7559307	-104	102	-54	309
HBBCO22-014	433619	7559306	-104	137	-38	312
HBBCO22-055	433711	7559488	-123	119	-60	270
HBD21-013	433224	7559272	58	88	-65	1,044
HBD22-018	433224	7559272	57	76	-63	782
HBD22-026	433224	7559272	57	77	-58	935
HBD22-027	433251	7558959	34	56	-77	999
HBD22-030	433251	7558959	34	120	-69	958
HBD22-036	433224	7559272	57	76	-63	1073
HBDBE22-50886	433997	7560339	-348	97	33	207
HBDBE22-50888	433998	7560340	-348	73	25	193
HBM22-040	433148	7550704	50	58	-58	536
HB03PMD225	433972	7549938	44	62	-65	662
HBTMMSU19-00023	434648	7550150	27	245	-63	835
Fosterville
UDH4203	1450	6815	3955	60	-13	207
UDH4229	1502	6568	3949	74	-45	186
UDH4297	1579	6149	4041	115	-7	297
UDH4357	1522	6064	3880	83	-53	273
UDH4291	1512	6495	3948	104	-36	191
UDH4191	1450	6816	3955	38	-9	198
UDR003A	2814	10752	4758	16	-81	1203
UDR009	2657	10598	4788	110	-79	1752
Kittila
RIE21700E	2558645	7538639	-778	90	-75	1,254
RIE21608	2558654	7539043	-863	90	2	367
ROD21705	2558679	7537862	-791	88	-49	744

Drill hole	UTM East	UTM North	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
ROD21711B	2558740	7538246	-735	90	-44	702
ROU21600	2558696	7537321	-786	70	-15	339
ROU22600	2558696	7537392	-787	85	-36	444
ROU22603	2558696	7537392	-787	97	-42	498
ROU22605	2558696	7537391	-787	106	-25	315
ROD21707	2558681	7537862	-790	103	-13	459
RIE21700F	2558645	7538639	-778	90	-75	1,339
SUU22600	2558716	7537106	-808	62	-30	381
SUU22601	2558716	7537105	-809	69	-57	582
Pinos Altos
CBUG22-170	758804	3136465	1223	228	51	159
CBUG22-174	758945	3136491	1223	230	23	72
CBUG22-175	758499	3136539	1198	230	-6	37
CBUG22-176	758498	3136726	1230	55	17	330
CBUG22-177	758976	3136313	1253	50	20	200
UG22-254	763464	3130652	1,680	220	-31	156
UG22-272	765445	3130007	1,987	193	-31	330
UG22-276	765127	3130017	1,906	181	-29	138
UG22-277	763525	3130611	1,648	207	-27	168
UG22-278	765033	3130047	1,911	182	-33	138
UG22-279	763525	3130611	1,649	200	-14	138
UG22-283	763490	3130639	1650	214	-34	168
La India
INM22-1293	706473	3176172	1,685	90	-65	188
INM22-1294	706358	3176275	1,673	90	-85	132
INMRC22-2512	706,499	3,176,072	1,652	90	-78	132
INMRC22-2525	706,528	3,176,015	1,643	90	-90	160
INMRC22-2528	706,338	3,176,249	1,668	90	-75	169
CHP22-134	706634	3180899	1649	225	-45	270
CHP22-137	706754	3180690	1553	225	-45	162
CHP22-138	707216	3180373	1569	225	-47	279
CHP22-142	706415	3181065	1537	225	-50	156
CHP-22-147	706860	3180530	1532	225	-45	141
CHP-22-161	707275	3180113	1516	225	-45	171
Santa Gertrudis
SGE21-524	542235	3392959	1255	181	-67	1017
SGE21-525	543546	3389265	1421	215	60	456
SGE21-537	544422	3388241	1410	40	-58	552
SGE22-544	544422	3388241	1410	40	-58	552
SGE22-566	542154	3393045	1230	180	-66	1200
SGE22-567	544455	3388798	1430	170	-45	700
SGE22-572	540959	3390132	1200	135	-52	270
SGE22-573	540725	3390188	1152	135	-50	250
SGE22-588	540323	3390030	1140	140	-50	200
SG-21-005	544197	3384371	1,343	60	-60	90
SG-21-009	544169	3384259	1,336	60	-65	111
SG-21-011	544315	3384170	1,323	60	-65	51

Drill hole	UTM East	UTM North	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
SG-21-048	544147	3384368	1,326	60	-60	87
SG-22-179	544263	3384427	1,346	60	-60	40
SG-22-182	544252	3384310	1,343	60	-60	65

*Coordinate Systems: NAD 83 UTM Zone 17N for LaRonde and Canadian Malartic; NAD 1983 UTM Zone 18N for Goldex; NAD 1983 UTM Zone 17N for Detour Lake, Macassa, Amalgamated Kirkland and Upper Beaver; NAD 1983 UTM Zone 14N for Meliadine and Meadowbank; NAD 1983 UTM Zone 13N for Hope Bay; Mine grid for Fosterville, which is located in MGA94 Zone 55; Finnish Coordinate System KKJ Zone 2 for Kittila; UTM NAD 27 for Pinos Altos; UTM WGS84 12N for La India and Santa Gertrudis.